EXHIBIT 99.28

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

CordovaCann Corp. (formerly LiveReel Media Corporation)

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

March 1, 2021

2

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	December 31, 2020 $	June 30, 2020 $
ASSETS
Current
Cash and cash equivalents	746,360	647,739
Prepaid expenses and deposits	218,389	188,674
Inventory (Note 7)	394,795	118,682
Biological assets (Note 8)	39,479
Harmonized sales tax receivable	-	27,118
Other deposit - current portion (Note 21(c))	55,890	74,450
Total current assets	1,454,913	1,056,663
Other deposit (Note 21(c))	325,104	330,764
Right-of-use assets (Note 5)	2,739,729	2,539,670
Property and equipment, net (Note 6)	5,066,830	4,979,813
Intangible assets (Note 10)	5,243,967	5,243,967
Licenses (Note 11, 13)	488,621	542,912
Goodwill (Note 12)	1,517,955	-
Total assets	16,837,119	14,693,789
LIABILITIES
Current
Accounts payable and accrued liabilities	2,750,277	2,800,206
Harmonized sales tax payable	56,893	-
Mortgage payable (Note 15 )	805,685	766,531
Consideration payable (Note 11)	232,728	-
Share subscriptions received (Note 18)	684,835	-
Convertible debentures (Note 17)	414,063	381,678
Deferred tax liability	1,604	4,939
Lease liability (Note 14)	326,645	253,205
Promissory notes payable (Note 16)	1,033,775	1,314,427
Total current liabilities	6,306,505	5,520,986
Promissory notes payable (Note 16)	468,533	566,835
Lease liability (Note 14)	2,530,105	2,329,279
Total liabilities	9,305,143	8,417,100
SHAREHO LDERS' EQ UITY
Share capital (Note 18)	21,685,026	19,697,180
Contingently issuable shares (Note 18)	-	2,040,000
Shares to be issued (Note 18)	1,530,000	510,000
Contributed surplus	7,604,388	6,709,782
Equity portion of convertible debentures	950,213	862,913
Accumulated deficit	(25,683,202)	(24,159,690)
Accumulated other comprehensive income	(55,878)	(41,599)
Total shareholders' equity attributable to Cordova shareholders	6,030,547	5,618,586
Non-controlling interest	1,501,429	658,103
Total equity	7,531,976	6,276,689
Total liabilities and shareholders' equity	16,837,119	14,693,789

Nature of operations and going concern (Note 1)

Commitments (Note 21)

Related party transactions (Note 22)

Subsequent events (Note 26)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

	Three Months Ended December 31,	Three Months Ended December 31,	Six Months Ended December 31,	Six Months Ended December 31,
	2020	2019	2020	2019
	$	$	$	$
Revenue	2,441,857	-	4,278,669	-
Cost of sales	(1,595,132)	-	(2,777,271)	-
Gross profit	846,725	-	1,501,398	-
Expenses
Consulting fees	169,418	332,715	323,434	750,531
Share based compensation (Note 20 )	60,528	107,279	178,126	337,144
Professional fees	116,012	83,224	188,608	124,645
Shareholders information services	42,871	14,327	79,242	60,463
Salaries and wages	238,361	-	427,741	-
Office and general	198,515	35,392	344,539	92,486
Depreciation (Note 6)	25,463	-	38,102	-
Amortization of right-of-use assets (Note 5)	101,159	-	188,904	-
Amortization of licenses (Note 13)	27,145	-	54,291	-
Leases and utilities	109,641	-	181,327	-
	1,089,113	572,937	2,004,314	1,365,269
Loss before other income	(242,388)	(572,937)	(502,916)	(1,365,269)
Interest expenses (Note 15, 16, 17)	178,874	99,430	363,493	184,223
Interest on lease liability (Note 14)	50,563	-	95,601	-
Accretion expense (Note 16, 17)	20,843	30,345	91,758	53,650
Foreign exchange loss	19,335	3,589	77,893	15,668
Loss on deposit	-	396,000	-	396,000
Unrealized fair value adjustment on biological assets (Note 8)	(35,084)	-	(35,084)	-
Other income	-	(36,432)	-	(48,616)
Loss before income taxes	(476,919)	(1,065,869)	(1,096,577)	(1,966,194)
Deferred tax recovery	1,403	-	3,335	-
Net loss	(475,516)	(1,065,869)	(1,093,242)	(1,966,194)
Loss per share - basic and diluted	(0.01)	(0.03)	(0.01)	(0.05)
Weighted average number of outstanding common shares - basic and diluted	83,973,353	40,786,228	73,303,913	40,786,228
Net loss	(475,516)	(1,065,869)	(1,093,242)	(1,966,194)
Foreign exchange translation adjustment	(37,896)	24,313	(14,279)	10,181
Total comprehensive loss	(513,412)	(1,041,556)	(1,107,521)	(1,956,013)
Net loss from continuing operations attributable to:
CordovaCann Corp.	(616,906)	(1,041,556)	(1,383,621)	(1,956,013)
Non-controlling interest	141,390	-	290,379	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

(Expressed in Canadian Dollars)

		Number of Common Shares #	Share Capital $	Contributed Surplus $	Equity Portion of Convertible Debentures $	Contingently issuable shares $	Shares to be issued $	Accumulated Deficit $	Accumulated Other Comprehensive Income $	Non-controlling interests $	Shareholders' Equity $

Balance, June 30, 2019	Notes	40,786,228	14,636,828	5,226,156	62,498	-	-	(19,570,801)	7,889	-	362,570
Issuance of warrants	20	-	-	337,144	-	-	-	-	-	-	337,144
Equity portion of convertible debentures	17	-	-	33,816	74,989	-	-	-	-	-	108,805
Warrant portion of promissory note payable	16	-	-		8,995						8,995
Foreign currency translation loss		-	-	-	-	-	-	-	10,181		10,181
Net loss for the period		-	-	-	-	-	-	(1,966,194)	-	-	(1,966,194)
Balance, December 31, 2019		40,786,228	14,636,828	5,597,116	146,482	-	-	(21,536,995)	18,070	-	(1,138,499)

Balance, June 30, 2020		65,948,832	19,697,180	6,709,782	862,913	2,040,000	510,000	(24,159,690)	(41,599)	658,103	6,276,689
Issuance of warrants	20	-	-	178,126	-	-	-	-	-	-	178,126
Interest on equity portion of convertible debentures	17	-	-	-	87,300	-	-	-	-	-	87,300
Shares issued as part of contingent consideration	16	6,000,000	1,020,000	-	-	(510,000)	(510,000)	-	-	-	-
Common shares issued for private placement	18	3,024,521	967,846	-	-	-	-	-	-	-	967,846
Change in ownership interests in subsidiaries	11	-	-	-	-	-	-	(139,891)	-	(165,376)	(305,267)
Shares issued as part of contingent consideration	18	9,000,000	-	-	-	(1,530,000)	1,530,000	-	-	-	-
Acquisition of Manitoba Ltd	12	-	-	700,657	-	-	-	-	-	817,298	1,517,955
Dividend to NCI shareholders of 273 Ontario		-	-	-	-	-	-	-	-	(98,975)	(98,975)
Warrant portion of promissory note payable	16	-	-	15,823	-	-	-	-	-	-	15,823
Foreign currency translation gain		-	-	-	-	-	-	-	14,279	-	14,279
Net loss for the period		-	-	-	-	-	-	(1,383,621)	-	290,379	(1,093,242)
Balance, December 31, 2020		83,973,353	21,685,026	7,604,388	950,213	-	1,530,000	(25,683,202)	(55,878)	1,501,429	7,531,976

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

	2020	2019
	$	$
Operating activities
Net loss for the year	(1,107,521)	(1,966,194)
Adjusted for non-cash items:
Shares issued on consulting agreement
Share based compensation	178,126	337,144
Amortization of right-of-use assets	188,904	-
Depreciation	38,102	-
Amortization of licenses	54,291	-
Interest expense	363,493	177,443
Interest on lease liability	95,601	-
Deferred tax recovery	(3,335)	-
Accretion expense	91,758	53,650
Foreign exchange loss	-	(16,121)
Unrealized fair value adjustment on biological assets	(35,084)
Share issued on settlement of fees	120,184	-
Changes in non-cash working capital items:
Prepaid expenses and deposits	(29,715)	421,400
Inventory	(276,113)	-
Payment of lease liabilities	(196,325)	-
Harmonized sales tax receivable	84,011	-
Accounts receivable	-	22,859
Accounts payable and accrued liabilities	(49,929)	605,612
Cash used in operating activities	(483,552)	(364,207)
Investing activities
Additions to property and equipment	(393,393)	-
Acquistion of non-controlling interest shares	(72,539)	-
Cash used in investing activities	(465,932)	-
Financing activities
Share subscriptions received	684,835	-
Repayments of promissory notes payable	(130,355)	-
Issuance of convertible debentures	-	98,453
Proceeds from debenture unit deposits	-	201,171
Payment of dividends to non-controlling interest shareholders	(98,975)
Proceeds from issuance of common shares	552,501	-
Proceeds from financing activities	1,008,006	299,624
Effect of exchange rate changes on cash	40,099	10,181
Net increase (decrease) in cash and cash equivalents	98,621	(54,402)
Cash and cash equivalents, beginning of period	647,739	71,849
Cash and cash equivalents, end of period	746,360	17,447

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $1,107,521 (December 31, 2019 – $1,956,013) during the six months ended December 31, 2020 and has a total accumulated deficit of $25,683,202 (June 30, 2020 – $24,159,690) as at December 31, 2020. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and it raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form until its operations become profitable and cash flow positive, however, there can be no assurances that the Company will achieve this. Accordingly, these condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2020. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 1, 2021.

7

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(b) Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d) Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments, biological assets, and deferred tax assets.

8

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(e) Basis of Consolidation

These condensed interim consolidated financial statements include those of the Company and of the entities controlled by the Company. Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in these condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Proportion of Ownership	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars

9

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3. STANDARDS ADOPTED ON JULY 1, 2020 AND STANDARDS NOT YET EFFECTIVE

Significant Accounting Policies

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its audited consolidated financial statements for the year ended June 30, 2020 except for the updates made to the following:

Biological assets

The Company’s biological assets consists of cannabis plants. The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The Company then measures the biological assets at fair value less costs to sell up to the point of harvest. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. The effect of unrealized gains or losses arising from the changes in fair value less costs to sell during the period are included in the consolidated results of operations in the appropriate year.

New standards not yet adopted and interpretations issued but not yet effective

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 10 - Consolidated Financial Statements ("IFRS 10")

IFRS 10 and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company has evaluated the potential impact of these amendments and concluded that there is no impact to the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

10

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

3. STANDARDS ADOPTED ON JULY 1, 2020 AND STANDARDS NOT YET EFFECTIVE (continued)

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Amendments to IAS 37: Onerous Contracts and the cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4. OTHER INVESTMENT

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (each, a “Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations. The Company had pledged the Preferred Shares of NWN as security for Promissory Note B as disclosed in Note 16. Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called on October 26, 2020 as described on Note 16, and resulted in loss on the settlement of debt in the amount of $184,540 during the year ended June 30, 2020. As at December 31, 2020, the value of the NWN investment amounted to $nil (June 30, 2020 - $nil)

5. RIGHT-OF-USE ASSETS

The Company recognized the right-of-use asset for it leased properties as follows:

$
Balance, June 30, 2019	-
Additions during the year	2,631,837
Depreciation for the year	(92,167)
Balance, June 30, 2020	2,539,670
Additions during the period	388,963
Depreciation for the period	(188,904)
Balance, December 31, 2020	2,739,729

Leased properties are amortized over the terms of their respective leases.

11

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Construction in progress $	Leasehold improvements $	Computer equipment $	Furnitures and fixtures $	Total $
Cost
As at June 30, 2019	523,480	1,361,048	1,760,861	-	-	-	3,645,389
Additions	-	-		1,130,183	44,645	30,984	1,205,812
Translation adjustment	21,640	56,264	72,792	-	-	-	150,696
Impairment charge	-	-	-	(16,316)	-	-	(16,316)
As at June 30, 2020	545,120	1,417,312	1,833,653	1,113,867	44,645	30,984	4,985,581
Additions	-	-	-	192,701	53,187	147,505	393,393
Translation adjustment	(35,840)	(93,184)	(120,557)	-	-	-	(249,581)
Impairment charge	-	-	-	-	(6,550)	(12,143)	(18,693)
As at December 31, 2020	509,280	1,324,128	1,713,096	1,306,568	91,282	166,346	5,110,700
Accumulated depreciation
As at June 30, 2019	-	-	-	-	-	-	-
Depreciation	-	-	-	(2,027)	(2,708)	(1,033)	(5,768)
Impairment charge	-	-	-	-	-	-	-
As at June 30, 2020	-	-	-	(2,027)	(2,708)	(1,033)	(5,768)
Depreciation	-	-	-	(17,160)	(13,046)	(7,896)	(38,102)
Impairment charge	-	-	-	-	-	-	-
As at December 31, 2020	-	-	-	(19,187)	(15,754)	(8,929)	(43,870)
Net book value ($)
At June 30, 2019	523,480	1,361,048	1,760,861	2,027	2,708	1,033	3,651,157
At June 30, 2020	545,120	1,417,312	1,833,653	1,094,680	28,891	22,055	4,979,813
At December 31, 2020	509,280	1,324,128	1,713,096	1,287,381	75,528	157,417	5,066,830

During the three and six months ended December 31, 2020, the Company incurred a depreciation expense in the amount of $25,463 and $38,102, respectively (2019 - $nil).

Land, building and construction in progress

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of this agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations for $1,361,048 (US$1,040,000) (Note 8). The Company spent $1,760,861 in relation to construction in progress during the year ended June 30, 2019. Depreciation on these assets will be recorded from the date when these assets are available for use. As at December 31, 2020, the value of land, building and construction in progress amounted to $3,546,504 (June 30, 2020 - $3,796,085), reflecting a change in value due to foreign currency translation in the amount of $249,581. As at December 31, 2020, these assets were not available for use.

Leasehold improvements

Leasehold improvements include those acquired as part of the asset acquisition of Star Buds International Inc., as disclosed in Note 10 in the amount of $1,060,224. As at December 31, 2020, these assets were not available for use.

12

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

7. INVENTORY

The Company’s inventory only includes purchased products. The Company’s purchased inventory during the six months ended December 31, 2020 amounted to $2,521,290 (June 30, 2020 - $225,424). During the six months ended December 31, 2020, there was no impairment of inventory (June 30, 2020 - $nil). Inventory recognized as cost of goods sold amounted to $1,595,132 and $2,771,271, respectively, during the three and six months ended December 31, 2020 (December 31, 2019 - $nil). Included in inventory, is the transfer of biological assets upon harvest (Note 8). The Company’s inventory as at December 31, 2020 amounted to $394,795 (June 30, 2020 - $118,682).

8. BIOLOGICAL ASSETS

The biological assets of the Company consist of cannabis plants. The Company’s cannabis operations are located in Clackamas County, Oregon. The composition of the biological assets for the six months ended December 31, 2020 is as follows:

$
Balance, June 30, 2020	-
Product costs capitalized	24,527
Fair value adjustment on biological assets	35,084
Transferred to inventory upon harvest	(20,132)
Balance, December 31, 2020	39,479

Assumptions:

Biological assets are valued in accordance with IAS 41 – Agriculture (“IAS 41”) and are presented at their fair values less costs to sell at the point of harvest. The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 asset in the fair value hierarchy. For in process biological assets, the fair value at the point of harvest is adjusted based on the stage of growth.

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

•	Expected costs required to grow the cannabis up to the point of harvest;
•	Estimated selling price per lb;
•	Expected yield from cannabis plants; and
•	Estimated stage of growth - As at December 31, 2020, on average, the biological assets were estimated as 27% complete as to the next expected harvest date.

13

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

8. BIOLOGICAL ASSETS (continued)

The following table quantifies each significant unobservable input and provides the impact of a 5% increase or decrease that each input would have on the fair value of biological assets:

	Range of inputs	Sensitivity	Impact on fair value as at December 31, 2020 ($)
Estimated selling price per lb	$1,368	Increase 5%	1,998
		Decrease 5%	(1,998)
Estimated yield per cannabis plant	90.8 grams	Increase 5%	1,998
		Decrease 5%	(1,998)

The estimations made by the Company, are subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

9. ACQUISITION OF CORDOVA OR OPERATIONS, LLC

On April 4, 2018, the Company entered into an agreement to acquire a 27.5% interest of Cordova OR Operations, LLC (“OR Operations”) for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000). On June 19, 2019, the Company purchased the remaining 72.5% interest in OR Operations for $1,361,048 (US$1,040,000). The acquisition of OR Operations did not meet the minimum requirements of a business and therefore the Company has accounted for the transaction as an asset acquisition. On June 19, 2019, the total asset acquisition amounted to $3,645,389, comprised of land, building and construction in progress, which were transferred to property and equipment, net (Note 6).

10. ASSET ACQUISITION OF STAR BUDS INTERNATIONAL INC.

On April 8, 2020 (the “Closing date”), the Company completed the purchase of certain tangible assets and intellectual property (the “Assets”) of an arm’s length Canadian cannabis corporation (the “Transaction”), Star Buds International Inc. (the “Vendor” or “Star Buds”).

To acquire the Assets from the Vendor, the Company:

(i)	issued 12,500,000 common shares of the Company on the Closing date of the Transaction, in exchange for the Assets held and related to five retail cannabis stores and four medical cannabis clinics;
(ii)	agreed to issue 3,000,000 common shares of the Company for each additional lease assignment in Alberta to the Company, up to a maximum of 6,000,000 common shares of the Company;
(iii)

agreed to issue 3,000,000 common shares of the Company for the opening of each retail store, up to a maximum of 15,000,000 common shares of the Company. Each store must be opened by April 8, 2021 for the Vendor to receive this additional consideration;

14

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

10. ASSET ACQUISITION OF STAR BUDS INTERNATIONAL INC. (continued)

(iv)

issued a three-year promissory note for $527,967 with interest at 6% per annum payable upon maturity (the “Closing Promissory Note”). The fair value of the promissory notes was determined to be $381,093 (Note 16 (e));

(v)

agreed to issue two additional three-year promissory notes in amounts $222,500 and $196,832 upon obtaining assignment of two specific leases to the Company. Such additional notes to have same terms as the Closing Promissory Note. The fair values of the promissory notes were determined to be $160,603 and $142,075 (Note 16 (e)).

The consideration payables as per note (ii) and (iii) above are considered a contingent consideration. Management assessed the probability of the issuance of shares noted in (ii) and (iii) above to be highly probable. The total fair value of the 21,000,000 contingently issuable shares is estimated to be $3,570,000. The Company has referred to IFRS 3 by analogy and accordingly, the contingent consideration has been recorded as part of the cost of the purchase. The Contingent consideration of shares has been classified as equity, as the number of shares to be issued has been fixed based on the Company’s share price a day prior to the closing date.

On May 8, 2020, the Company obtained two additional lease assignments in Alberta and issued 6,000,000 common shares of the Company to the Vendor. Accordingly, the value of the 6,000,000 common shares amounting to $1,020,000 was transferred from contingently issuable shares to share capital.

On July 27, 2020, the Company issued 6,000,000 common shares in relation to the opening of two additional retail stores under the Star Buds brand name. The Company had opened the retail store in Barrie as at June 30, 2020 and accordingly, the value of 6,000,000 common shares amounting to $1,020,000 was transferred from shares to be issued ($510,000) and contingently issuable shares ($510,000) to share capital.

On January 6, 2021, the Company issued the final 9,000,000 common shares in relation to the opening of three additional retail stores under the Star Buds brand name. The Company opened the respective three retail stores during the three months ended December 31, 2020. Accordingly, the value of 9,000,000 common shares amounting to $1,530,000 was transferred from contingently issuable shares to shares to be issued.

15

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

10. ASSET ACQUISITION OF STAR BUDS INTERNATIONAL INC. (continued)

$
Consideration paid
33,500,000 common shares at $0.17 per share	5,695,000
Closing pomissory note (iv)	381,093
Additional promissory notes (v)	302,678
6,378,771
Liabilities assumed	55,000
Amount allocated to:	6,433,771
Leasehold improvements	1,060,224
Rental deposits	129,580
Intangible asset - Star Buds trade name	5,243,967
Balance, June 30, 2020	6,433,771

No amortization or impairment was recorded in relation to the intangible asset – Star Buds trade name during the six months ended December 31, 2020 (2019 - $nil).

11. ACQUISITION OF 2734158 ONTARIO INC.

On May 15, 2020, the Company entered into a subscription agreement to acquire 50.1% ownership interest in 2734158 Ontario Inc. (”273 Ontario”) by subscribing to 501,000 common shares of 273 Ontario for a total consideration of $723,000 (the “Acquisition”). Pursuant to the subscription agreement, the subscription price (the “Subscription Price”) was paid as follows:

•	payment of $200,000 on May 15, 2020 and issuance of 138,589 common shares;
•	payment of $200,000 on June 15, 2020 and issuance of 138,589 common shares;
•	payment of $200,000 on July 15, 2020 and issuance of 138,589 common shares; and
•	payment of $123,000 on August 15, 2020 and issuance of 85,233 common shares.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash	48,850
Other assets	59,040
Computer equipment	16,337
Furniture and fixture	27,222
Leasehold improvement	46,081
Liabilities assumed	(20,328)
Total identifiable net assets acquired	177,202

16

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

11. ACQUISITION OF 2734158 ONTARIO INC. (continued)

On August 15, 2020, the total Subscription Price of $723,000 was fully paid to 2734158 Ontario Inc.

The non-controlling interest is calculated as follow.

Consideration	723,000
Ownership acquired	50.1%
Fair value of assets acquired	1,443,114
Consideration	(723,000)
Non-controlling interest	720,114

Licenses allocated from the acquisition has been recognized as follows.

Consideration transferred	723,000
Consideration received by 273 Ontario	(723,000)
Non-controlling interest	720,114
Fair value of identifiable net asets	(177,202)
Fair value of licences	542,912

On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 Ontario not previously owned by Cordova (the “Additional Shares”). The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing, and the remaining amounts will be paid as follows:

•	payment of $157,167 paid on the earlier of retail license approval of Cordova by the Alcohol and Gaming Commission of Ontario or January 15, 2021 (the “License Payment”);
•	payment of $36,269 on the date three months after the License Payment; and
•	payment of $39,292 on the date six months after the License Payment

As Cordova previously controlled 273 Ontario with 50.1% ownership interest, this transaction resulted in a change to Cordova’s ownership stake and was accounted for as an equity transaction. The $139,891 difference between the $165,376 NCI interest and the $305,267 consideration paid was recognized directly in deficit.

During the six months ended December 31, 2020, 273 Ontario paid dividends in the amount of $250,000. Of the $250,000 dividends paid, $98,875 was paid to the non-controlling interest shareholders of 273 Ontario.

17

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

12. ACQUISITION OF 10062771 MANITOBA LTD.

On December 1, 2020, the Company acquired 51% of the issued and outstanding shares of 10062771 Manitoba Ltd. (“Manitoba Ltd”), a Manitoba-based cannabis retail venture (the “Transaction”). Per the terms of the Transaction, the Company acquired 51% of the issued and outstanding shares of Manitoba Ltd on a fully-diluted basis (the “Purchased Shares”). The consideration for the Purchases Shares was one hundred fifty thousand dollars ($150,000) payable in cash on closing of the Transaction and six million (6,000,000) warrants (the “Manitoba Warrants”) of the Company to be granted to the shareholders of Manitoba Ltd with each warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.32 until November 30, 2022 (collectively, the “Consideration”). In addition, Cordova has agreed to loan up to one hundred fifty thousand dollars ($150,000) to the Licensee to enable the opening of the second store in Manitoba Ltd. Furthermore, Manitoba Ltd is considered to be a related party by virtue of a common officer and director.

In accordance with the Company’s accounting polices and IFRS 3, the measurement period for the Transaction shall not exceed one year from acquisition date. Accordingly, the accounting for the Transaction date has only been provisionally determined as at December 31, 2020. The following table summarizes the fair value of consideration paid on acquisition date and the allocation of the Consideration to the assets and liabilities acquired. The Company has yet to determine and value any intangible assets that may have been acquired as part of the Transaction. Once this has been determined, the value of the provisional goodwill may change. These changes may be material.

$
Consideration paid
Cash consideration	150,000
6,000,000 warrants (i)	700,657
Total consideration:	850,657
Ownership acquired	51%
Fair value of assets acquired	1,667,955
Purchase Price Allocation
Cash consideration received by Manitoba Ltd	150,000
Provisional amount allocated to Goodwill	1,517,955
Balance, December 31, 2020	1,667,955

The non-controlling interest related to the 49% shareholders of Manitoba Ltd amounted to $817,298. The fair value of the warrants of $700,657 has been reflected in contributed surplus.

(i)	The fair value of the 6,000,000 issued warrants of $700,657 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.32
Risk-free interest rate	0.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	85%
Dividend yield	nil

18

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

13. LICENSE

License $
Cost
As at June 30, 2020	542,912
Additions	-
Translation adjustment	-
Impairment charge	-
As at December 31, 2020	542,912
Accumulated amortization
As at June 30, 2020	-
Amortization	(54,291)
Impairment charge	-
As at December 31, 2020	(54,291)
Net book value ($)
At June 30, 2020	542,912
At December 31, 2020	488,621

The acquisition of the license was part of the acquisition of 2734158 Ontario Inc., as disclosed in Note 10.

Amortization expense recorded in relation to this license for the three and six months ended December 31, 2020 amounted to $27,145 and $54,291, respectively (2019 - $nil).

14. LEASE LIABILITY

The following table represents the lease obligations for the Company as at December 31, 2020:

$
Balance, June 30, 2019	-
Additions	2,631,837
Interest expense	46,171
Lease payments	(95,524)
Balance, June 30, 2020	2,582,484
Additions	388,963
Interest expense	81,628
Lease payments	(196,325)
Balance, December 31, 2020	2,856,750

19

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

14. LEASE LIABILITY (continued)

Allocated as:

	December 31, 2020	As at June 30, 2020
	$	$
Current	326,645	253,205
Long-term	2,530,105	2,329,279
Total	2,856,750	2,582,484

The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2020:

$
Less than one year	524,320
One to five years	2,110,470
More than five years	955,650
Total undiscounted lease obligation	3,590,440

When measuring the lease obligation, the Company discounted the lease payments using the implicit interest rate in the lease terms. The Company has a lease with a term less than 12 months and recorded $12,330 and $24,660, respectively, of rent expense attributed to short-term leases during the three and six months ended December 31, 2020.

15. MORTGAGE PAYABLE

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) against a property that has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage was due in six months from the date of the agreement at an initial draw of $654,350 (US $500,000), implying interest at a rate of 12.77% per annum. The Mortgage after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Mortgage was secured by a first charge on the Property.

On June 12, 2020, the Company entered into a new mortgage (the “New Mortgage’), in the amount of $815,760 (US $600,000), and paid off the existing Mortgage and accrued interest of $724,894 (USD$531,914). The New Mortgage bears interest at 12%, is secured by a first charge on the Property and matures on December 15, 2020. The transaction cost of $52,045 was deducted from the initial carrying value of the mortgage payable and was recognized into profit and loss over the term of the mortgage payable.

The mortgage payable outstanding as at December 31, 2020 was $805,685 (June 30, 2020 – $766,531). Total interest expense in relation to the mortgage payable for the year ended December 31, 2020 amounted to $67,216 and $117,011, respectively, (December 31, 2019 – $21,064 and $42,133, respectively).

20

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of $196,425 (US $150,000). The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these condensed interim consolidated financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

The Promissory Note A was determined to be a compound instrument, comprising a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability. The fair value of the liability was determined to be $192,142 (US $146,729). The residual value of $4,283 (US $3,271) was allocated to warrants. The carrying value of the Promissory Note A, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note A, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at December 31, 2020, $94,651 was outstanding under Promissory Note A (June 30, 2020 – $164,342). Interest expense of $1,629 and $4,959, respectively (December 31, 2019 - $4,950 and $9,902, respectively) was recorded for the three and six months ended December 31, 2020.

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matured on March 31, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B was secured by the convertible preferred shares investment in NWN (Note 4). Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called and resulted the loss on the settlement of debt in the amount of $184,540 during the year ended June 30, 2020.

As at December 31, 2020, the value of the Promissory Note B amounted to $nil (June 30, 2020 – $nil). Interest expense in the amount of $nil, was recorded for the year ended December 31, 2020 (December 31, 2019 - $9,900 and $19,803, respectively).

21

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE (continued)

Promissory Note C – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note C”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note C matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note C is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note C was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note C, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On December 16, 2019, the Company extended the maturity date of the Promissory Note C to March 19, 2020 (the “Extension”) in exchange for a one-time fee in the amount $13,142 (US $10,000), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share.

On the date of the Extension, the fair value of the liability was determined to be $696,151 (US $530,643). The residual value of $8,995 (US $6,857) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On March 16, 2020, the Company extended the maturity date of the Promissory Note C to June 19, 2020 in exchange for a fee in the amount $13,142 (US $10,000), due at maturity. On June 15, 2020, the Company extended the maturity date of the Promissory Note C to December 19, 2020 in exchange for a fee in the amount

$40,472 (US $29,750), due at maturity.

On December 15, 2020, the Company extended the maturity date of the Promissory Note C to December 15, 2021 (the “Second Extension”) in exchange for a one-time fee in the amount US $42,200), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.32 per share and 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.50 per share.

22

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE (continued)

Promissory Note C – June 19, 2019 (continued)

On the date of the Second Extension, the fair value of the liability was determined to be $655,272 (US $515,070). The residual value of $15,823 (US $12,437) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at December 31, 2020, the value of the Promissory Note C amounted to $664,926 (June 30, 2020 - $817,935). Accretion expense of $1,357 (December 31, 2019 - $7,713 and $14,766) and interest expense $39,990 and $83,372 (December 31, 2019 - $27,165 and $51,923) was recorded for the three and six months ended December 31, 2020.

Promissory Note D – October 28, 2019

On October 28, 2019, the Company issued a promissory note (the “Promissory Note D”) in the principal amount of $391,680 (US $300,000). The Promissory Note D matured on December 31, 2019 and bears interest at a rate of 5% per annum, accrued monthly and due at maturity. Subsequent to the issuance, the Promissory Note D was extended until October 31, 2020 for a one-time fee of US $40,000. Interest on the Promissory Note D subsequent to the maturity date bears interest at 15% per annum. The Promissory Note D is secured by a personal guarantee of vendors.

As at December 31, 2020, the value of the Promissory Note D amounted to $274,198 (June 30, 2020 - $332,149). Interest expense of $16,949 and $33,497, respectively, was recorded for the three and six months ended December 31, 2020 (December 31, 2019 – $3,526).

Promissory Note E – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note E-1”) in the principal amount of $527,967 (Note 11). The Promissory Note E-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note E-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On May 8, 2020, the Company repaid $90,803 of the principal in cash and issued 181,250 of its common shares to settle $72,500 of the principal outstanding. On June 30, 2020 the Company repaid $20,000 of the principal.

On August 13, 2020 and August 17, 2020, the Company repaid a total of $202,500 of the principal in cash and through the issuance of common shares.

As at December 31, 2020, the value of the Promissory Note E-1 amounted to $133,364 (June 30, 2020 - $259,889). Interest and accretion expense of $2,150 and $5,998, respectively and $3,248 and $58,462, respectively was recorded for the three and six months ended December 31, 2020.

23

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE (continued)

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-2”) in the principal amount of $225,000 (Note 11). The Promissory Note E-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note E-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at December 31, 2020, the value of the Promissory Note E-2 amounted to $177,842 (June 30, 2020 - $162,868). Interest of $3,365 and $6,730, respectively and accretion expense of $4,586 and $9,049, respectively was recorded for the three and six months ended December 31, 2020 (December 31, 2019 – $nil).

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-3”) in the principal amount of $196,832 (Note 11). The Promissory Note E-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note E-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at December 31, 2020, the value of the Promissory Note E-3 amounted to $157,327 (June 30, 2020 - $144,079). Interest of $2,977 and $5,954, respectively, and accretion expense of $4,057 and $8,005, respectively was recorded for the three and six months ended December 31, 2020 (December 31, 2019 – $nil).

17. CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-1 – March 13, 2019

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of fees.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 500 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 mature on March 12, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. 300,000 Warrants of Series A-1 were issued related to the Debenture Units of Series A-1.

24

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

17. CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-1 are determined to be a compound instrument, comprising a liability, a conversion feature and warrants. Both conversion feature and warrants met the fixed for fixed criteria and were therefore presented as equity instruments in accordance with IAS 32. The fair value of the debt component was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $62,498 and $29,063, respectively. The carrying value of the Debentures of Series A-1, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

The equity component from the initial recognition resulted taxable temporary difference. The Company recognized the deferred tax liabilities of 24,264, which was charged directly to the carrying amount of the two equity components. Subsequent changes in the deferred tax liability are recognized in profit and loss as deferred tax recovery.

On January 16, 2020, the Company issued 271,164 common shares at $1.00 per share as a result of a partial conversion of the outstanding Debentures of Series A-1 with a face value of principal $250,000 and accrued interest of $21,164. The debt in the amount of $271,164 and the equity in the amount of $21,979, were transferred to share capital upon conversion.

As at December 31, 2020, the value of the Debentures of Series A-1 amounted to $414,063 (June 30, 2020 – $381,678). Accretion expense of $7,595 and $14,885, respectively (December 31, 2019 - $10,794 and $21,111, respectively) and interest expense of $8,750 and $17,500, respectively (December 31, 2019 - $15,000 and $30,000, respectively) were recorded for the year ended June 30, 2020. Accordingly, the Company recorded deferred tax recovery of $3,335 (year ended June 30, 2020 - $15,316) for the six months ended December 31, 2020.

b) Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000.

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 500 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on August 13, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until August 13, 2021 at an exercise price of $1.20 per share. As a result, 356,500 Warrants of Series A-2 were issued related to the Debenture Units of Series A-2.

25

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

17. CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-2 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The fair value of debt component was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $604,195. The residual value of $108,805 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $74,989 and $33,816, respectively. The deferred tax liability of $28,833 was charged directly to the carrying amount of these two equity components. The carrying value of the Debentures of Series A-2, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On April 22, 2020, the Debenture Units of Series A-2 were converted into the Convertible Debentures Series A-3 offering. The principal amount of $713,000, the accrued interest of 49,614 and a small loss of $1,614, for total transfer of $761,000 were transferred to Convertible Debentures Series A-3. The total amount of interest and accretion amounted to $49,614 and $33,454, respectively. The Company recorded deferred tax recovery of $28,833 for the year ended June 30, 2020.

c) Convertible Debentures Series A-3 – April 22, 2020

On April 22, 2020, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-3”) of the Company for gross proceeds of $1,164,000.

Each Debenture Unit of Series A-3 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-3”) and 2,000 common share purchase warrants (the “Warrants of Series A-3”) of the Company. The Debentures of Series A-3 mature on April 21, 2021 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.25 per share. The Company also has the option to force conversion of the Debentures of Series A-3 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-3 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-3 entitles the holder to purchase one common share of the Company until April 21, 2022 at an exercise price of $0.30 per share. As a result, 2,328,000 Warrants of Series A-3 were issued related to the Debenture Units of Series A-3.

26

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

17. CONVERTIBLE DEBENTURES (continued)

Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the Convertible Debentures of Series A-2 of the Company issued on August 14, 2019 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-2 directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-3. The Company issued an aggregate of 761 Debenture Units to the subscribers of the Debentures of Series A-2.

The Debenture Units of Series A-3 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $1,164,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $748,990 and $415,010, respectively. The interest expense related to the Debenture Units of Series A-3 are added to the equity portion of convertible debt as accrued.

During the three and six months ended December 31, 2020, interest of $43,650 and $87,300, respectively, was recorded in the equity portion of the convertible debt (June 30, 2020 - $32,010).

18. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the six months ended December 31, 2020, the Company had the following common share transactions:

•

On August 17, 2020, the Company issued 3,024,521 common shares of the Company at a price of $0.32 per share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt; and

•

On July 27, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds in relation to the opening of two cannabis retail stores under the Star Buds trade name.

During the year ended June 30, 2020, the Company had the following common share transactions:

•

On May 25, 2020, the Company issued 6,210,190 common shares of the Company at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt; and

•	On May 8, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the contingent consideration issued for the asset acquisition of Star Buds.
•	On May 8, 2020, the Company issued 181,250 common shares of the Company at a price of $0.40 per share for the settlement of a portion of Promissory Note E.
•	On April 8, 2020, the Company issued 12,500,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds.
•	On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $1.00 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 15.

27

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

18. SHARE CAPITAL (continued)

Shares to be issued

As at June 30, 2020, 3,000,000 common shares of the Company at a price of $0.17 per share were to be issued in relation to the contingent consideration issued for the asset acquisition of Star Buds, amounting to $510,000. On July 27, 2020, these shares were issued.

As at December 31, 2020, 9,000,000 common shares of the Company at a price of $0.17 per share were to be issued in relation to the contingent consideration issued for the asset acquisition of Star Buds, amounting to $1,530,000. These shares were issued on January 6, 2021.

As at December 31, 2020, the value of shares to be issued amounted to $1,530,000 (June 30, 2020 - $510,000).

Contingently issuable shares

As at December 31, 2020, there were no contingently issuable shares of the Company (June 30, 2020 – 12,000,000) in relation to the asset acquisition of Star Buds, at $0.17 per share.

Share subscriptions received

During the three and six months ended December 31, 2020, the Company received a total of $684,835 in share subscriptions for a non-brokered private placement (the “Offering”) that has not yet closed as at the date of these condensed interim consolidated financial statements. The Offering closed on February 19, 2021 and was a non-brokered private placement financing, pursuant to which the Company issued 6,117,718 common shares at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

19. OPTIONS

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

28

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

19. OPTIONS (continued)

Outstanding options as at December 31, 2020 are as follows:

	Options	Weighted Average	Weighted Average Life Remaining
	Outstanding	Exercise Price	(yrs)
Executive Officers	900,000	$0.60	0.79
Directors	3,600,000	$0.28	2.25
Consultants	2,550,000	$0.53	1.35
	7,050,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Jan. 16, 2018(i)	Jan. 15, 2021	1,000,000	1,000,000	$0.40	$377,024
Mar. 9, 2018(ii)	Mar. 8, 2021	750,000	750,000	$1.15	$800,703
Feb. 25, 2020(iii)	Feb. 24, 2023	800,000	800,000	$0.25	$103,838
Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426
May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

(i)	The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	nil

(ii)	The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	nil

29

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

19. OPTIONS (continued)

(iii)	The options fully vested on issuance and the fair value of $103,838 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	nil

(iv)	The options fully vested on issuance and the fair value of $369,426 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	0.62%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	nil

(v)	The options fully vested on issuance and the fair value of $396,036 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.405
Risk-free interest rate	0.33%
Expected life	3 years
Estimated volatility in the market price of the common shares	112%
Dividend yield	nil

During the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $nil) of the fair value of the options.

30

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS

	Warrants	Weighted Average	Weighted Average Life
	Outstanding	Exercise Price	Remaining (years)
June 30, 2019	8,375,000	$0.93	1.05
Issued	8,424,500	0.33	2.23
Forfeited	(750,000)	2.00	0.00
Expired	(5,800,000)	0.62	0.00
June 30, 2020	10,249,500	0.53	2.00
Issued	6,400,000	0.33	2.10
Forfeited	-	-	-
Expired	(750,000)	1.67	-
December 31, 2020	15,899,500	$0.39	1.81

a)

On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018. The warrants were not exercised as of October 31, 2019 and expired.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	nil

For the three months ended June 30, 2020, the Company expensed $nil (June 30, 2019 - $nil) of the fair value of the warrants as share based compensation.

b)

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018. On April 30, 2019, the warrants were exercised.

31

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS (continued)

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (December 31, 2019 - $nil) of the fair value of the warrants as share based compensation.

c)

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. On April 30, 2019, the deliverables were not met and the warrants expired.

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (December 31, 2019 - $nil) of the fair value of the warrants as share based compensation.

d)

On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance. The warrants were not exercised as of March 8, 2020 and expired.

The fair value of these issued warrants of $1,336,934 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	nil

32

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS (continued)

For the three and six months ended December 31, 2020, the Company expensed $nil (December 31, 2019 -$nil) of the fair value of the warrants as share based compensation.

e)

On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at March 8, 2020, the deliverables were not met and warrants expired.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (December 31, 2019 - $nil) of the fair value of the warrants as share based compensation.

f)

On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at September 14, 2019, the deliverables were not met and warrants expired.

The fair value of these issued warrants of $324,775 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (December 31, 2019 - $nil) of the fair value of the warrants as share based compensation.

g)

On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until December 31, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance.

33

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS (continued)

The fair value of these issued warrants of $207,833 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.35
Risk-free interest rate	2.27%
Expected life	2 years
Estimated volatility in the market price of the common shares	126%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $7,621 and $20,438, respectively) of these fair value of the warrants as share based compensation.

h)

On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance.

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $1,428 and $11,467, respectively) of these fair value of the warrants as share based compensation.

i)

On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	nil

34

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS (continued)

During the year ended June 30, 2020, 750,000 of the 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed $451,976 of the previously recorded share based compensation expense during the year ended December 31, 2020 (December 31, 2019 – expense of $91,263 and $260,752, respectively).

j)

On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	nil

On February 15, 2019, all 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed the previously recorded share based compensation expense during the year ended June 30, 2019. For the year ended December 31, 2020, the Company expensed $nil (December 31, 2019 – $nil) of the fair value of these warrants as share based compensation.

k)

On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $138,853 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.06
Risk-free interest rate	2.14%
Expected life	2 years
Estimated volatility in the market price of the common shares	116%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $nil and $6,171, respectively) of the fair value of these warrants as share based compensation.

35

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS (continued)

l)

On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at a price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance.

The fair value of these issued warrants of $250,793 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.95
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	152%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $6,967 and $38,316) of the fair value of these warrants as share based compensation.

m)

On February 25, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until February 23, 2023 at a price of $0.25 per share. Of these issued warrants, 500,000 vested immediately and the remainder shall vest over time as certain acquisition and duration milestones are met.

The fair value of these issued warrants of $389,390 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $15,323 and $45,068, respectively, of the fair value of these warrants as share based compensation.

n)

On April 1, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 540,000 common shares of the Company exercisable until March 31, 2023 at a price of $0.30 per share. These warrants vest in equal tranches of 30,000 each month from the date of issuance.

The fair value of these issued warrants of $78,427 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

36

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS (continued)

Stock price	$0.225
Risk-free interest rate	0.53%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $11,871 and $30,543, respectively, of the fair value of these warrants as share based compensation.

o)

On April 1, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until March 31, 2023 at a price of $0.30 per share. Of these issued warrants, 250,000 vested immediately while the remaining 750,000 warrants shall vest in three equal tranches of 250,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $145,235 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.225
Risk-free interest rate	0.53%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $12,103 and $42,360, respectively, of the fair value of these warrants as share based compensation.

p)

On April 15, 2020, and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until April 14, 2022 at a price of $0.35 per share. Of these issued warrants, 250,000 vested immediately while the remaining 750,000 warrants shall vest in three equal tranches of 250,000 warrants every six months from the date of issuance.

The fair value of these issued warrants of $169,849 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.30
Risk-free interest rate	0.42%
Expected life	2 years
Estimated volatility in the market price of the common shares	118%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $21,231 and $60,155, respectively, of the fair value of these warrants as share based compensation.

37

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

20. WARRANTS (continued)

q)

On February 1, 2019 and in connection with the Promissory Note A, the Company issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share. The fair value of these issued warrants of $4,283 was determined by the residual method as noted in Note 15. For the year ended June 30, 2019, $4,283 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

r)

On March 13, 2019 and in connection with the private placement of Debenture Units of Series A-1, the Company issued warrants for the purchase of 300,000 common shares of the Company exercisable until March 12, 2021 at a price of $1.20 per share. The fair value of these issued warrants of $29,063 was determined by the residual method as noted in Note 17. For the year ended June 30, 2019, $29,063 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

s)

On June 19, 2019 and in connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share. The fair value of these issued warrants of $14,367 was determined by the residual method as noted in Note 15. For the year ended June 30, 2019, $14,367 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

t)

On August 14, 2019 and in connection with the private placement of Debenture Units of Series A-2, the Company issued warrants for the purchase of 356,500 common shares of the Company exercisable until August 13, 2020 at a price of $1.20 per share. The fair value of these issued warrants of $33,816 was determined by the residual method as noted in Note 17. For the year ended June 30, 2020, $33,816 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

u)

On December 16, 2019 and in connection with the amendment of Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share. The fair value of these issued warrants of $8,995 was determined by the residual method as noted in Note 15. For the year ended June 30, 2020, $8,995 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

v)

On April 24, 2020 and in connection with the private placement of Debenture Units of Series A-3, the Company issued warrants for the purchase of 2,328,000 common shares of the Company exercisable until April 23, 2022 at a price of $0.30 per share. The fair value of these issued warrants of $415,010 was determined by the relative fair value method as noted in Note 17. For the year ended June 30, 2020, $415,010 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

w)	On December 1, 2020 and in connection with the acquisition of Manitoba Ltd, the Company issued 6,000,000 warrants as described in Note 12.

x)	On December 15, 2020 and in connection with the Second Extension of Promissory Note C, the Company issued $400,000 warrants as described in Note 16.

During the three and six months ended December 31, 2020, the Company expensed $60,528 and $178,126, respectively, in the fair value of warrants as a result of the issuances which have been recorded as share based compensation (December 31, 2019 – $107,279 and $337,144, respectively).

38

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

21. COMMITMENTS

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(b) Commitments

During the three months ended September 30, 2019, the Company received a notice of termination letter (the "Termination Letter") from the landlord of a leased property, who subsequently repossessed the premises. The landlord of leased property has notified the Company that to the extent applicable, it intends to seek recovery of damages incurred including without limitation, the costs of recovering the leased property, solicitor fees, arrears and all future rental payments following the notice of termination.

The Company expensed its rental deposit as a result of the Termination Letter during the three months ended September 30, 2019. As of the date of these condensed interim consolidated financial statements, the Company has not received any claims from the landlord as a result of the Termination Letter.

(c) Deposit in Joint Forces

On November 7, 2019, the Company advanced CDN $408,840 (US $300,000) to a non-arm’s length party in exchange for Promissory Note D (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of US $338,000. The proceeds of the Settlement will be received by the beneficiaries of Promissory Note D. As a result, a gain on Settlement was recorded in the amount of $51,023 (US $38,000) during the year ended June 30, 2020.

Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments. The balance as at December 31, 2020 was $380,994 (June 30, 2020 - $405,214). The current portion of the Joint Forces Deposit as at December 31, 2020 amounted to

$55,890.

(d) Contingencies

On August 28, 2020, a subsidiary of the Company was identified as a defendant to a complaint in the Superior Court of California, County of Mendocino alleging breach of contract for unspecified damages. The Company intends on defending such complaint, however, it is not practical to estimate the potential effect of this complaint at such time.

39

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

21. COMMITMENTS (continued)

(e) COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”) a pandemic, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods as well as the Company’s ability to find new business opportunities, raise capital or restructure the Company’s finances

22. RELATED PARTY TRANSACTIONS

Related party transactions for the three and six months ended December 31, 2020 and 2019 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are:

During the three and six months ended December 31, 2020, the Company expensed $97,050 and $194,100, respectively, (December 31, 2019 - $222,420 and $460,753, respectively), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at December 31, 2020, the Company had fees payable to officers and directors of the Company of $1,037,992 (June 30, 2020 - $1,278,106).

23. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3:	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

40

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at December 31, 2020:

Credit Risk

The Company's maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the consolidated statements of financial position. The Company's principal financial assets are cash, restricted investments and accounts receivable, which represent the Company's exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at December 31, 2020, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at December 31, 2020, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

41

CordovaCann Corp.

(formerly LiveReel Media Corporation)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

24. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at December 31, 2020, the Company’s shareholders’ equity was $7,531,976 (June 30, 2020 – shareholders’ equity of $6,276,689). The Company’s objectives when managing capital are as follows:

(i) to safeguard the Company’s ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

25. COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the condensed interim consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

26. SUBSEQUENT EVENTS

On January 6, 2021, the Company issued 9,000,000 common shares to Star Buds as disclosed in Note 18.

On February 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,117,718 common shares at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

On February 26, 2021, the Company, through its wholly-owned subsidiary, Cordova WA Holdings, LLC, completed the acquisition of Extraction Technologies, LLC (“Extraction Tech”), an arm’s length Washington-based company (the “Washington Acquisition”). The Washington Acquisition includes the purchase of a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers. The Consideration for the Washington Acquisition is three million (3,000,000) common shares of the Company issued on closing and five hundred thousand (500,000) common shares for every US $125,000 in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary post closing and ending on the 15-month anniversary of the closing date (the “Earnout Payment”). The maximum Earnout Payment that can be earned by Extraction Tech is four million (4,000,000) common shares.

42

CordovaCann Corp.

(Formerly LiveReel Media Corporation)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2020

Prepared as at March 1, 2021

Index

Overview	3
Summary of Results	3
Number of Common Shares	7

Business Environment	7
Compliance with Applicable State Law	7
Risk Factors	9
Forward Looking Statements	22
Business Plan and Strategy	23

Results of Operations	23

Liquidity and Capital Resources	27
Working Capital	27
Key Contractual Obligations	42
Off Balance Sheet Arrangements	42

Transactions with Related Parties	42

Financial and Derivative Instruments	43

Critical Accounting Policies	43

Evaluation of Disclosure Controls and Procedures	48

Outlook	48
Current Outlook	48
Subsequent Events	49

Public Securities Filings	49

2

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. (formerly LiveReel Media Corporation) for the three and six months ended December 31, 2020 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended December 31, 2020. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise. This management discussion and analysis is prepared by management as at March 1, 2021.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Overview

Summary of Results

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

On January 16, 2018, the Company incorporated CordovaCann Holdings, Inc., a wholly-owned Delaware corporation (“CordovaCann USA”) to act as the Company’s parent holding company in the United States.

On January 17, 2018, the Company incorporated Cordova CO Holdings, LLC, a Colorado limited liability company (“Cordova CO”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Colorado.

On February 26, 2018, the Company incorporated Cordova OR Holdings, LLC, an Oregon limited liability Company (“Cordova OR”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Oregon.

On April 3, 2018, the Company changed the name of its wholly-owned Ontario-based subsidiary from “LiveReel Productions Corporation” to “CordovaCann Holdings Canada, Inc.” (“Cordova Canada”) to act as the Company’s primary operating subsidiary in Canada.

On May 17, 2018, Graham Simmonds resigned as a Director of the Company and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Company. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Company’s Chief Operating Officer.

On September 4, 2018, the Company incorporated Cordova Investments Canada, Inc., a wholly-owned Ontario-based subsidiary (“Cordova Investments Canada”) to act as the Company’s parent holding company in Canada.

3

On November 6, 2018, the Company incorporated Cordova CA Holdings, LLC, a California limited liability company (“Cordova CA”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary holding subsidiary in the State of California.

On November 6, 2018, the Company incorporated CDVA Enterprises, LLC, a California limited liability company (“CDVA Enterprises”), as a wholly-owned subsidiary of CordovaCann USA, to act as the Company’s primary operating subsidiary in the State of California.

On October 28, 2019, Eric Lowy resigned as a Director of the Company.

On April 8, 2020, Ashish Kapoor resigned as a Director of the Company. Furthermore, Benjamin Higham and Jakob Ripshtein were appointed as Directors of the Company.

On May 19, 2020, the Company acquired 50.1% ownership in 2734158 Ontario Inc., as disclosed below.

On May 16, 2020, Nathan Nienhuis resigned as a Director and chief operating officer of the Company. Dale Rasmussen was appointed as a Director of the Company.

On August 17, 2020, Henry Kloepper resigned as a Director of the Company.

On September 21, 2020, the Company acquired an additional 10.35% equity stake in 2734158 Ontario Inc. bringing its total ownership of the corporation to 60.45%.

On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon.

On December 2, 2020, the Company acquired 51% ownership in 10062771 Manitoba Ltd. as disclosed below.

On December 8, 2020, the Company incorporated Cordova WA Holdings, LLC, a Washington limited liability Company (“Cordova WA”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Washington.

Transaction Summaries

Summary of Star Buds Asset Acquisition.

On April 8, 2020, the Company, through its wholly-owned subsidiary, Cordova Investments, Canada Inc., completed the purchase of certain real assets and intellectual property (the “Assets”) of an arm’s length Canadian cannabis corporation (the “Star Buds Transaction”). The Assets acquired will enable the Company to open five recreational cannabis stores in Western Canada under an established brand name, with the exclusive right to open more stores in Canada. In conjunction with the Star Buds Transaction, seasoned industry veterans, Mr. Jakob Ripshtein and Mr. Ben Higham joined the Company’s board of directors.

Starbuds International Inc., the vendor of the Assets (the “Vendor” or “Star Buds”) is a British Columbia based cannabis venture that owns a network of recreational cannabis retail stores in Western Canada awaiting final provincial regulatory approvals. The Company purchased the Assets related to five such recreational stores and expects to have them opened in 2021. These stores will leverage the Star Buds brand name and proven business model that has created one of the most profitable cannabis retail companies in the United States over the last seven years. These stores also expect to be able to utilize the intellectual property of well-established Star Buds product lines of flower, concentrates, and edibles. The Company plans on leveraging the Star Buds business model and the platform to open additional stores throughout Canada.

4

As consideration to the Vendor for the Star Buds Transaction, the Company:

(i)

issued twelve million five hundred thousand (12,500,000) common shares of the Company at close, in exchange for the Assets held related to five retail cannabis stores and four medical cannabis clinics;

(ii)	issued three million (3,000,000) common shares of the Company for each additional lease assignment in Alberta to the Company, for a total of six million (6,000,000) common shares of the Company;

(iii)	issued fifteen million (15,000,000) common shares of the Company for the first five (5) Star Buds stores opened before April 8, 2021;

(iv)

issued a three-year promissory note for five hundred twenty-seven thousand and three hundred dollars (CDN $527,967.49) accruing interest at six percent per annum payable upon maturity (the “Closing Promissory Note”); and

(v)

issued two additional three-year promissory notes in amounts of two hundred twenty-two thousand and five hundred dollars (CDN $222,500) and one hundred ninety-six thousand and eight hundred (CDN $196,832) for obtaining assignment of two specific leases to Company. Such additional notes to have same terms as the Closing Promissory Note.

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing, $157,167 was paid on January 15, 2021 and the remaining amounts are payable within a year from close.

Summary of Manitoba Transaction

On December 2, 2020, the Company, through its wholly owned subsidiary Cordova Investments Canada, Inc., completed the purchase of a 51% stake in 10062771 Manitoba Ltd. (“Manitoba Ltd.”) a Manitoba-based cannabis retail venture (the “Manitoba Transaction”). The purchase price for the shares was one hundred fifty thousand dollars ($150,000) payable to Manitoba Ltd. and six million (6,000,000) warrants of the Company to be granted to the current shareholders of Manitoba Ltd., with each warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.32 until November 30, 2022. In addition, the Company has agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Ltd. to enable the opening of the second store in Manitoba. The stores will be operated by Manitoba Ltd. under the Star Buds brand name, and the Company will provide the financing resources and systems support as needed. The Company also has a right of first refusal regarding any future primary issuance or secondary sale of shares of Manitoba Ltd., and has a call option to purchase all of the outstanding equity interests of Manitoba Ltd. at any time following the two-year anniversary of the closing date at a valuation equivalent to four times the trailing twelve months normalized EBITDA of Manitoba Ltd.

5

Summary of Oregon Transaction

On April 4, 2018, Cordova OR entered into an agreement to acquire Cordova OR Operations, LLC (“OR Operations) for the acquisition of land and building for a total purchase price of US $1,440,000. Under the terms of the agreement, Cordova OR acquired a 27.5% membership interest in OR Operations for $534,311 (US $400,000) on April 4, 2018, and acquired the remaining 72.5% interest on June 19, 2019 for $1,361,048 (US $1,040,000). The assets of OR Operations consists of land, building and construction in progress with the construction in progress funded by Cordova OR. The total assets acquired through the transaction amounted to $3,645,389. The Company intends to continue its buildout the Oregon property to complete the construction and establish cultivation and processing facilities on the premises. On November 20, 2020, Cannabilt Farms, LLC, a wholly-owned subsidiary the Company, was granted a Marijuana Production License in Oregon.

Summary of Washington Transaction

On February 26, 2021, Cordova WA entered into an agreement to acquire 100% of Extraction Technologies, LLC (“Extraction Tech”), a Washington-based company that provides cannabis extraction services to multiple cannabis licensed processors and will enable Cordova to provide manufactured cannabis products on both a white label and branded basis throughout the state of Washington. Extraction Tech owns a manufacturing building, processing equipment and contracts with tolling and white label customers. The consideration for the Transaction was three million (3,000,000) common shares of the Company on the closing date and an earnout payment of five hundred thousand (500,000) common shares of the Company for every $125,000 US dollars in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary of the closing date and ending of the 15-month anniversary of the closing date. The maximum earnout payment that can be earned by Extraction Tech is four million (4,000,000) common shares, which will be earned if the business generates $1,000,000 US dollars or greater in EBITDA over that 12-month period.

Selected Financings

On October 19, 2017 and pursuant to a debt conversion agreement, the Company issued 7,681,110 Common Shares and fully settled $384,055 owing under a shareholder loan at a price of $0.05 per Common Share.

On December 14, 2017 and in connection with a private placement, the Company issued 5,532,500 Common Shares at a price of $0.10 per Common Share for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was received in services provided by a consultant.

On March 12, 2018 and in connection with a private placement, the Company issued 890,074 Common Shares at a price of $1.08 per Common Share for total gross proceeds of $959,251; all of which was received in cash.

On June 12, 2018 and June 15, 2018 in connection with a private placement, the Company issued 2,390,800 and 20,000 Common Shares, respectively, at a price of $1.95 per Common Share for total gross proceeds of

$4,703,025; of which $4,400,163 was received in cash and $302,862 was received in services provided by consultants.

On March 13, 2019 and in connection with a private placement, the Company issued 600 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 500 warrants, for total gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees.

On May 4, 2019, and in connection with warrants previously issued to a consultant, warrants were exercised for the purchase of 750,000 Common Shares of the Company at an exercise price of $0.15 per share for total gross proceeds of $112,500.

6

On August 14, 2019 and in connection with a private placement, the Company issued 713 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 500 warrants, for total gross proceeds of $713,000.

On April 24, 2020 and in connection with a private placement, the Company issued 1,164 unsecured subordinated convertible debenture units, each unit consisting of a principal amount of $1,000 and 2,000 warrants, for total gross proceeds of $1,164,000. 761 of the 1,164 issued unsecured subordinated convertible debenture units related to a prior private placement on August 14, 2019 where holders of such convertible debentures elected for early repayment allowing settlement of their convertible debentures plus accrued interest for an aggregate settlement amount of $761,000.

On May 25, 2020, the Company issued 6,210,190 common shares of the Company at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt.

On August 17, 2020, the Company issued 3,024,521 common shares of the Company for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt.

On February 19, 2021, the Company issued 6,117,718 common shares of the Company for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

The following table summarizes financial information for the 2nd quarter of fiscal 2021 and the preceding seven quarters:

Quarter Ended	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
	$	$	$	$	$	$	$	$
Revenue	2,441,857	1,836,812	166,773	-	-	-	-	-
Loss from continuing operations	(475,516)	(617,726)	(2,661,796)	(22,910)	(1,065,869)	(900,325)	(2,124,435)	(1,273,321)
Net loss per share – basic and diluted	0.006	0.009	0.050	0.021	0.026	0.022	0.053	0.032

Number of Common Shares

There were 83,973,353 Common Shares issued and outstanding as at December 31, 2020 and 93,151,071 Common Shares issued and outstanding as at March 1, 2021 being the date of this report. There were 7,050,000 options and 15,899,500 warrants issued and outstanding as at December 31, 2020 and 6,050,000 options and 15,899,500 warrants issued and outstanding as at March 1, 2021.

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

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Colorado’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352 (Revised) – Companys with U.S. Marijuana-Related Activities) (“Staff Notice 51-352”), the assets and interests held by CordovaCann in Colorado are classified as “ancillary” involvement in the U.S. cannabis industry.

Colorado authorized the cultivation, possession and distribution of cannabis by certain licensed Colorado cannabis businesses. The Colorado Marijuana Enforcement Division regulates Colorado’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Colorado’s cannabis regulatory program. CordovaCann only engages in transactions with Colorado cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Colorado in compliance with Colorado’s cannabis regulatory program. To the extent required by Colorado’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Colorado cannabis business.

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business.

California’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in California are classified as “ancillary” involvement in the U.S. cannabis industry.

California authorized the cultivation, possession and distribution of cannabis by certain licensed California cannabis businesses. The California Bureau of Cannabis Control regulates California’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with California’s cannabis regulatory program. CordovaCann only engages in transactions with California cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in California in compliance with California’s cannabis regulatory program. To the extent required by California’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such California cannabis business.

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus (“COVID-19”) a pandemic, which has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods as well as the Company’s ability to find new business opportunities, raise capital or restructure the Company’s finances

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Risk Factors

The following are certain risk factors relating to the business carried on by the Company that prospective holders of Common Shares should carefully consider.

Risks specifically related to the United States regulatory system.

The Company’s investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

The Company’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments and, therefore, on the Company’s prospective returns. Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our financial statements could also occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably capable of being estimated. The industry is subject to extensive controls and regulations which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s investments’ earnings and could make future capital investments or the Company’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

CordovaCann is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, which is illegal under United States federal law. While the Company’s business activities are compliant with applicable state and local laws, such activities remain illegal under United States federal law. CordovaCann is involved in the cannabis industry in the United States where local and state laws permit such activities or provide limited defenses to criminal prosecutions. The enforcement of relevant laws is a significant risk.

Over half of the U.S. states have enacted comprehensive legislation to regulate the sale and use of medical cannabis. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the United States Controlled Substances Act of 1970. As such, cannabis-related practices or activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis, are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

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Because of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation, regulation, and enforcement. Unless and until the United States Congress amends the United States Controlled Substances Act with respect to cannabis or the Drug Enforcement Agency reschedules or de-schedules cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which would adversely affect the current and future investments of the Company in the United States. As a result of the tension between state and federal law, there are a number of risks associated with the Company’s existing and future investments in the United States.

For the reasons set forth above, the Company’s existing interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis companies that have investments in the United States. CDS is Canada’s central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators (“CSA”) and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., the Canadian Securities Exchange (“CSE”), the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of the Common Shares through the facilities of a stock exchange. The Company has obtained eligibility with the Depository Trust Company (“DTC”) for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

The activities of CordovaCann’s investments are, and will continue to be, subject to evolving regulation by governmental authorities. The Company’s investments are directly or indirectly engaged in the medical and recreational cannabis industry in the United States and Canada, where local state laws permit such activities. The legality of the production, extraction, distribution and use of cannabis differs among each North American jurisdictions.

CordovaCann’s investments have been focused in three states that have legalized the medical and/or recreational use of cannabis, being Oregon, Colorado and California. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

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Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

Additionally, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that could make it extremely difficult or impossible to transact business in the cannabis industry. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company’s investments in such businesses would be materially and adversely affected notwithstanding the fact that the Company is not directly engaged in the sale or distribution of cannabis. Federal actions against any individual or entity engaged in the marijuana industry or a substantial repeal of marijuana related legislation could adversely affect the Company, its business and its investments.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA’s disclosure expectations for specific risks facing companies with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for companies with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all companies with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as companies that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views Staff Notice 51-352 favourably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Company’s existing operations and strategic business plan as well as the Company’s ability to pursue further investments and opportunities in the United States.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, FinCEN issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the United States Controlled Substances Act on the same day (the “2014 Cole Memo”). The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

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Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

The Company’s investments, and any proceeds thereof, are considered proceeds of crime due to the fact that cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments in the United States may be subject to heightened scrutiny by Canadian authorities.

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of the Common Shares through the facilities of a stock exchange.

Change in laws, regulations and guidelines.

Each investment’s current and proposed operations are subject to a variety of laws, regulations and guidelines, including, but not limited to, those relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to health and safety (including those for consumable products), the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations. If any changes to such laws, regulations and guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company’s business, financial condition and results of operation. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of its planned operations.

Changes in regulations, more vigorous enforcement thereof, the imposition of restrictions on the Company’s ability to operate in the U.S. as a result of the federally illegal nature of cannabis in the U.S. or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

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United States tax residence of the Company.

The Company, which is and will continue to be a Canadian corporation generally would be classified as a non-United States corporation (and, therefore, as a non-United States tax resident) under general rules of United States federal income taxation. Section 7874 of the United States Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application. Under section 7874 of the United States Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an “Inversion”) if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (clauses (i) – (iii), collectively, the “Inversion Conditions”). For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

If the Company is treated as a United States corporation for United States federal income tax purposes under section 7874 of the United States Tax Code (which is considered likely, although no definitive determination of this matter has been reached, and no tax ruling has been sought or obtained in this regard), the Company would be considered a United States tax resident and subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the United States Tax Code, to be treated as a Canadian resident Company (as defined in the Tax Act) for Canadian income tax purposes. As a result, if the Company is considered a United States corporation under section 7874, the Company would be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. In addition, any distributions paid by the Company to a holder of Common Shares may be subject to United States withholding tax as well as any applicable Canadian withholding tax. A Non-United States Holder may also be subject to United States tax, including withholding tax, on disposition of its Common Shares.

Passive Foreign Investment Company.

There is a risk that the Company may, in the future, be construed as a passive foreign investment Company (“PFIC”). If the Company is a PFIC, its shareholders in the U.S. are likely subject to adverse U.S. tax consequences. Under U.S. federal income tax laws, if a Company is a PFIC for any year, it could have adverse U.S. federal income tax consequences to a U.S. shareholder with respect to its investment in Common Shares. The Company may earn royalty and franchise revenue which may be treated as passive income unless the royalty and franchise revenue is derived in the active conduct of a trade or business. Assessing whether royalty or franchise revenue received by the Company and its subsidiaries is derived in the active conduct of a trade or business involves substantial factual and legal ambiguity. Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Furthermore, because PFIC determinations are made annually, it is possible that the Company will meet the requirements to be treated as a PFIC in one or more years, but not meet such requirements in other years. U.S. shareholders should consult their own tax advisors regarding the potential adverse tax consequences to owning PFIC stock, and whether they are able to and should make any elections or take other actions to mitigate such potential adverse tax consequences.

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If the Company is deemed to be an investment Company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), it may be required to institute burdensome compliance requirements and its activities may be restricted.

The Company intends to conduct its operations so that it is not required to register as an investment Company under the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines an investment Company as any Company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. However, any Company primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Company Act under Section 3(b)(1).

If the Company is deemed to be an investment Company under the Investment Company Act, its activities may be restricted, including restrictions on the nature of the Company’s investments and restrictions on the issuance of securities. In addition, the Company may have imposed upon it burdensome requirements, including:

•	registration as an investment Company;
•	adoption of a specific form of corporate structure; and
•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In summary, if the Company were to be characterized as an investment Company, the inability of the Company to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on the Company and its ability to continue pursuing its business plan could be limited.

The Company's Common Shares are considered to be penny stock, which may adversely affect the liquidity of its Common Shares.

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Additional financing.

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

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The Company’s access to both public and private capital and its ability to access financing to support continuing operations and investments may be further restricted due to uncertainty and the changing nature of the marijuana regulatory environment in jurisdictions in which the Company operates.

Investments may be pre-revenue.

The Company has made and may make future investments in entities that have no significant sources of operating cash flow and no revenue from operations. As such, the Company’s investments are subject to risks and uncertainties including the risk that the Company’s investments will not be able to:

•	implement or execute their current business plan, or create a business plan that is sound;
•	maintain their anticipated management team; and/or
•	raise sufficient funds in the capital markets or otherwise to effectuate their business plan.

If the Company’s investments cannot execute any one of the foregoing, their businesses may fail, which could have a materially adverse impact on the business, financial condition and operating results of the Company.

Lack of control over operations of investments.

The Company relies on its investments to execute on their business plans and to produce medical and/or recreational cannabis products, and holds contractual rights and minority equity interests relating to the operation of the Company’s investments. The operators of the Company’s investments have significant influence over the results of operations of the Company’s investments. Further, the interests of the Company and the operators of the Company’s investments may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations. In addition, payments may flow through the Company’s investments, and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely, in part, on the accuracy and timeliness of the information it receives from the Company’s investments, and use such information in its analyses, forecasts and assessments relating to its own business. If the information provided by investment entities to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

Private companies and illiquid securities.

The Company may invest in securities of private companies. In some cases, the Company may be restricted by contract or generally by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis or at acceptable prices may impair the Company’s ability to exit such investments when the Company considers it appropriate.

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Unfavourable publicity or consumer perception.

The regulated cannabis industry in the United States and Canada is at an early stage of its development. The Company believes the medical and recreational cannabis industry is highly dependent on consumer perception regarding the safety and efficacy of recreational and medical cannabis. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on the business of the Company. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consumer such products legally, appropriately or as directed.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Legalization of medical and recreational cannabis remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, legalization of medical marijuana as opposed to legalization in general).

Limited operating history.

Since March 1997, when it was created by amalgamation, the Company has had no significant revenues or earnings from operations. The Company has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Company will ever be profitable. Therefore, it is difficult for investors to evaluate the Company’s operations and prospects which may increase the risks associated with an investment in the Company.

Although the Company expects to generate some revenues from its investments, many of the investments will only start generating revenues in future periods and, accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Competition.

The Company competes with other companies for financing and investment opportunities in the cannabis industry. Some of these companies may possess greater financial resources than the Company. Such competition may result in the Company being unable to enter into desirable strategic agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its investments. Existing or future competition in the cannabis industry, including, without limitation, the entry of large multinational entities into the industry, could materially adversely affect the Company’s prospects for entering into additional agreements in the future. In addition, the Company currently competes with other cannabis streaming and royalty companies, some of which may possess greater financial resources than the Company.

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There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors, including competitors to the Company’s investments, could materially and adversely affect the business, financial condition and results of operations of the Company. It is possible that larger competitors could establish price setting and cost controls which would effectively “price out” certain of the Company’s investments operating within and in support of the medical and recreational cannabis industry.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Company.

Banking.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company.

Currency fluctuations.

Certain revenues and expenses of the Company are expected to be denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. CordovaCann may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements; however, there can be no assurance that such a program will effectively mitigate currency risks.

Risks associated with strategic transactions.

As part of the Company’s overall business strategy, the Company intends to pursue select strategic acquisitions, leasing and lending transactions and licensing agreements which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. The success of any such strategic transactions will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating the Company’s investments into the businesses of the Company. Future strategic actions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; and (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic transactions, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the strategic actions. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the transaction and cause a decrease in the market price of the Company’s Common Shares.

17

Bankruptcy or insolvency of investments.

There is no guarantee that the Company will be able to effectively enforce any interests it may have in the Company’s investments. A bankruptcy or other similar event related to an investment of CordovaCann that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Company. Furthermore, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

Research and market development.

Although the Company, itself and through its investments, is committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical and recreational cannabis industry in North America.

The Company is operating its business in a relatively new medical and recreational cannabis industry and market. Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the recreational or medical cannabis industry or market could have a material adverse effect on the Company’s business, financial condition and results of operations. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Company’s investments are inherently difficult to prepare with a high degree of accuracy and reliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments, and consequently, the Company.

Reliance on management.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the Company’s lean management structure may be strained as the Company pursues growth opportunities in the future. The loss of the services of such individuals or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

CordovaCann’s future success depends substantially on the continued services of its executive officers, consultants and advisors. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing Company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away which could materially and adversely affect the Company’s prospects, financial performance and results of operations.

Operation permits and authorizations.

The Company’s investments may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Company’s investments may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on an investment’s ability to operate in the cannabis industry, which could have a material adverse effect on the Company’s business.

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Litigation.

CordovaCann may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company.

Liability, enforcement complaints, etc.

CordovaCann’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities into or against the Company or its investments. Litigation, complaints, and enforcement actions involving either of the Company or its investments could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Product liability.

Certain of the Company’s investments manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, previously unknown adverse reactions resulting from human consumption of cannabis alone or in combination with other medications or substances could occur. A product liability claim or regulatory action against an investment entity of CordovaCann could result in increased costs, could adversely affect the Company’s reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

Reliance on key inputs.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company’s investments. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant investment entity might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an investment, and consequently, the Company.

Price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares of CordovaCann will be subject to market trends generally, notwithstanding any potential success of CordovaCann in creating revenues, cash flows or earnings. The value of the Common Shares would be affected by such volatility. An active public market for the Company’s Common Shares might not develop or be sustained. If an active public market for the Company’s Common Shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline.

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Management of growth.

CordovaCann may experience a period of significant growth in the number of personnel that may place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key personnel to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. CordovaCann’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

Dividends.

CordovaCann has not paid dividends in the past and the Company does not anticipate paying any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Risk factors related to dilution.

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s Option Plan and upon the exercise of outstanding warrants.

Intellectual property and proprietary protection.

The success of the Company will depend, in part, on the ability of the Company and the Company’s investments to maintain, enhance and protect its intellectual property, including various existing and potential proprietary techniques and processes. The Company and the Company’s investments may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company or the Company’s investments. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

The Company relies on a combination of laws and contractual provisions to establish and protect its rights in it intellectual property. There can be no assurance that the steps taken to protect proprietary rights will be adequate to deter misappropriation of intellectual property or technology. The Company may face claims alleging infringement of intellectual property rights held by others. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. An adverse determination in legal proceedings, a costly litigation process or a costly settlement could have a material adverse effect on the Company’s business, prospects, revenues, operating results and financial condition.

Insurance coverage.

CordovaCann currently does not have insurance coverage. The Company is likely to require insurance coverage in the future. There can be no assurance that adequate insurance coverage will be available to the Company in the future, or that if available, that such insurance will be obtainable by the Company at a commercially justifiable premium. There also can be no assurance that any insurance coverage obtained by the Company will be sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. If the Company were to incur substantial liability and such damages were in excess of policy limits, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

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Operational risks.

CordovaCann and its investments may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s investments’ properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s investments’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition on the Company. Also, the Company’s investments may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Costs of maintaining a public listing.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. CordovaCann may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Holding Company.

CordovaCann is a holding Company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in CordovaCann are subject to the risks attributable to its subsidiaries. Consequently, CordovaCann’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and investments and the distribution of those earnings to CordovaCann. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt arrangements. In the event of a bankruptcy, liquidation or reorganization of any of CordovaCann’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before CordovaCann.

Difficulty implementing business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another Company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

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Previous operations.

The Company recently changed its focus from the identification and evaluation of assets for purchase in the media, technology and consumer industries, to a provider of services and investment capital to companies in the cannabis sector. The Company also changed its name on January 3, 2018 from “LiveReel Media Corporation” to “CordovaCann Corp.”. While the Company has now divested all of its assets relating to its previous business, there is no guarantee that liabilities relating to the previous business will not negatively impact the Company’s current or future operations or financial performance. Management is not aware of any liabilities relating to its previous business operations.

Resale of Common Shares.

Although the Common Shares are listed on the CSE and the OTCQB, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. In addition, there can be no assurance that the publicly-traded stock price of the Company will be high enough to create a positive return for investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	lack of substantial operating history;
•	the impact of competition; and
•	the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Company is focused on working with leading cannabis production, processing and retail operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Company intends to leverage its production, processing and retail operations to establish a global multi-jurisdictional platform that delivers consistent formulations of best-of-breed brands that deliver predictable consumer experiences.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Canada and the United States. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing its retail operations in both Canada and the United States, as well as expanding the throughput of its Oregon and Washington operations. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our distribution channels to generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from formulation, packaging, branding, marketing and sales to deliver a superior end user experience.

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and forge strategic relationships with cannabis producers, processors and retailers globally. The Company will likely develop and acquire additional operations and products to further penetrate its current markets and move into new markets, and will leverage these additions to broaden its channels for distribution. Additionally, CordovaCann may invest in additional parts of the cannabis value chain in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

Results of Operations

	Three Months Ended December 31, 2020 $	Three Months Ended December 31, 2019 $	Six Months Ended December 31, 2020 $	Six Months Ended December 31, 2019 $
Revenue	2,441,857	-	4,278,669	-
Cost of sales	1,595,132	-	2,777,271	-
Expenses	1,089,113	572,937	2,004,314	1,365,229
Other expense	233,128	492,932	590,326	600,925
Net loss for the period	(475,516)	(1,065,869)	(1,093,242)	(1,966,154)
Net loss per share	(0.01)	(0.02)	(0.01)	(0.02)

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Expenses

The Company incurred the following operating expenses over the three and six months ended December 31, 2020 and 2019:

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019	Six Months Ended December 31, 2020	Six Months Ended December 31, 2019
	$	$
Consulting fees	169,418	332,715	323,434	750,531
Share based compensation	60,528	107,279	178,126	337,144
Professional fees	116,012	83,224	188,608	124,645
Shareholders information services	42,871	14,327	79,242	60,463
Salaries and wages	238,361	-	427,741	-
Office and general	198,515	35,392	344,539	92,486
Depreciation	25,463	-	38,102	-
Amortization of right-of-use assets	101,159	-	188,904	-
Amortization of licenses	27,145	-	54,291	-
Leases and utilities	109,641	-	181,327	-
	1,089,113	572,937	2,004,314	1,365,269

The overall analysis of the key expenses above is as follows:

Consulting Fees

Consulting fees for the three and six months ended December 31, 2020 were $169,418 and $323,434, respectively, as compared to $332,715 and $750,531, respectively, for the three and six months ended December 31, 2019. Consulting fees decreased due to the decrease in the number of consultants during the comparative quarter and reduced salaries to officers and directors of the Company.

Share Based Compensation

Share based compensation expense for the three and six months ended December 31, 2020 was $60,528 and $178,126, respectively, as compared to $107,279 and $337,144, respectively, for the three and six months ended December 31, 2019. The share based compensation expense for the three and six months ended December 31, 2020 was a result of vesting of warrants that were issued in the prior fiscal year.

Professional Fees

Professional fees for the three and six months ended December 31, 2020 were $116,012 and $188,608, respectively, as compared to $83,224 and $124,645, respectively, for the three and six months ended December 31, 2019. Professional fees for the three and six months ended December 31, 2020 and 2019 were comprised of legal and audit fees and the increase reflects the increased acquisition activity in fiscal 2021.

Shareholder Information Services

Shareholder information services for the three and six months ended December 31, 2020 was $42,871 and $79,252, respectively, as compared to $14,327 and $60,463, respectively, for the three and six months ended December 31, 2019. Shareholder information services for the three and six months ended December 31, 2020 and 2019 were comprised of director fees, transfer agent fees, other filing fees and investor relation services.

Salaries and wages

Salaries and wages during the three and six months ended December 31, 2020 and 2019 were $238,361 and $427,741, respectively. The salaries and wages expenses are related to the employees hired for the Company’s retail cannabis operations.

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Office and General

Office and general costs for the three and six months ended December 31, 2020 were $198,515 and $344,539, respectively as compared to $35,392 and $92,486, respectively for the three and six months ended December 31, 2019. Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants. The increase in office and general costs for the three and six months ended December 31, 2020 was primarily a result of increased activity related to the retail cannabis stores and associated administrative expenses for those locations.

Depreciation

Depreciation for the three and six months ended December 31, 2020 were $25,463 and $38,102, respectively. Depreciation retails to the depreciation of tangible assets purchased for the Company’s retail cannabis stores.

Amortization of right of use assets

Amortization of right of use assets for the three and six months ended December 31, 2020 was $101,159 and $188,904, respectively. The increase in the expense reflects the new leases entered into through the Star Buds and 273 acquisitions during the year ended June 30, 2020 and the additional leases entered into during the three months ended December 31, 2020 due to new retail store locations that opened in Ontario and Manitoba.

Amortization of licenses

Amortization of licenses for the three and six months ended December 31, 2020 was $27,145 and $54,291, respectively, as compared to $nil for the three and six months ended December 31, 2019. The increase in the expense reflects the retail cannabis license acquired as part of the acquisition of 2734158 Ontario Inc. during the year ended June 30, 2020.

Licenses and utilities

Licenses and utilities for the three and six months ended December 31, 2020 was $109,641 and $181,327, respectively, as compared to $nil for the three and six months ended December 31, 2019. The increase in the expense reflects the associated expenses related to the new leases entered into through the Star Buds and 273 acquisitions during the year ended June 30, 2020 and the new leases entered into during the three months ended December 31, 2020.

Other Income

The overall analysis of other income is as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2020 $	December 31, 2019 $	December 31, 2020	December 31, 2019
Interest expenses	178,874	99,430	363,493	184,223
Interest on lease liability	50,563	-	95,601	-
Accretion expense	20,843	30,345	91,758	53,650
Foreign exchange loss	19,335	3,589	77,893	15,668
Loss on deposit	-	396,000	-	396,000
Unrealized fair value adjustment on biological assets	(35,084)	-	(35,084)	-
Other income	-	(36,432)	-	(48,616)
Deferred tax recovery	(1,403)	-	(3,335)	-
	233,128	492,932	590,326	600,925

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Interest expense

During the three and six months ended December 31, 2020, the Company incurred interest expense in the amount of $178,874 and $363,493, respectively, as compared to $99,430 and $184,223, respectively, for the three and six months ended December 31, 2019. The interest expense during the three and six months ended December 31, 2020 and 2019 was primarily in relation to convertible debentures, promissory notes and a mortgage issued during the years ended June 30, 2020 and 2019.

Interest on lease liability

Interest on lease liability during the three and six months ended December 31, 2020 was $50,563 and $95,601, respectively. The increase in the expense reflects the new leases entered into through the Star Buds and 273 acquisitions during the year ended June 30, 2020 and the three months ended December 31, 2020.

Accretion expense

During the three and six months ended December 31, 2020, the Company recorded accretion expenses in the amount of $20,843 and $91,758, respectively, as compared to $30,345 and $53,650, respectively, during the three and six months ended December 31, 2019. Accretion expense primarily relates to a discount on convertible debentures and promissory notes issued in relation to the Star Buds transaction as noted above.

Foreign exchange loss

Foreign exchange loss for the three and six months ended December 31, 2020 was $19,335 and $77,893, respectively, as compared to $3,589 and $15,668, respectively, during the three and six months ended December 31, 2019. The foreign exchange losses during the three and six months ended December 31, 2020 and 2019 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Unrealized fair value adjustment on biological assets

Unrealized fair value adjustment on biological assets during the three and six months ended December 31, 2020 amounted to $35,084. The unrealized fair value adjustment on biological assets relates to the cannabis plants which are grown in the Company’s cannabis operations in Clackamas County, Oregon.

Loss on deposit

The Company’s loss on deposit during the three and six months ended December 31, 2019 amounted to $396,000. This loss on deposit relates to the Company’s non-refundable deposits made towards a transaction in California (the “California Transaction”) during fiscal year ended June 30, 2019. During the three and six months ended December 31, 2019, the Company terminated the California Transaction resulting in this loss.

Other income

Other income during the three and six months ended December 31, 2019 amounted to $36,432 and $48,616, respectively. Other income was related to rental of the Company’s Oregon property which no longer continued post June 30, 2020.

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Liquidity and Capital Resources

Working Capital

As at December 31, 2020, the Company had total assets of $16,837,119 (June 30, 2020 – $14,693,789) consisting of the following:

	December 31, 2020 $	June 30, 2020 $
ASSETS
Current
Cash and cash equivalents	746,360	647,739
Prepaid expenses and deposits	218,389	188,674
Inventory	394,795	118,682
Biological assets	39,479
Harmonized sales tax receivable	-	27,118
Other deposit - current portion	55,890	74,450
Total current assets	1,454,913	1,056,663
Other deposit	325,104	330,764
Right-of-use assets	2,739,729	2,539,670
Property and equipment, net	5,066,830	4,979,813
Intangible assets	5,243,967	5,243,967
Licenses	488,621	542,912
Goodwill	1,517,955	-
Total assets	16,837,119	14,693,789

The increase in assets from June 30, 2020 to December 31, 2020 was primarily the result of the acquisition of and the related goodwill that arose from the Manitoba Transaction, as disclosed above, a private placement, and the increase in right-of-use assets as a result of new leases entered into during the six month period ended December 31, 2020.

As at December 31, 2020, the Company had total liabilities of $9,305,143 (June 30, 2020 – $8,417,100) consisting of the following:

	December 31, 2020 $	June 30, 2020 $
LIABILITIES
Current
Accounts payable and accrued liabilities	2,750,277	2,800,206
Harmonized sales tax payable	56,893	-
Mortgage payable	805,685	766,531
Consideration payable	232,728	-
Share subscriptions received	684,835	-
Convertible debentures	414,063	381,678
Deferred tax liability	1,604	4,939
Lease liability	326,645	253,205
Promissory notes payable	1,033,775	1,314,427
Total current liabilities	6,306,505	5,520,986
Promissory notes payable	468,533	566,835
Lease liability	2,530,105	2,329,279
Total liabilities	9,305,143	8,417,100

The increase in liabilities from June 30, 2020 to December 31, 2020 was primarily related to the consideration payable for the acquisition of an additional equity interest in 2734158 Ontario Inc as described above and share subscriptions received for a private placement that closed on February 19, 2021. During the year ended June 30, 2020, the Company issued debt through convertible debentures to assist in financing its operations and investments.

27

As at December 31, 2020, the Company had a working capital deficiency of $4,851,592 as compared to a working capital deficiency of $4,464,323 as at June 30, 2020. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $483,552 (December 31, 2019 – $364,207) for the six months ended December 31, 2020 and 2019 due to the reasons as discussed above.

Cash Used in Investing Activities

The Company used cash in investing activities in the amount of $465,932 (December 31, 2019 – $nil) for the six months ended December 31, 2020. The investing activities during the six months ended December 31, 2020 were primarily related to the purchase of additional shares in 2734158 Ontario Inc. and additional property and equipment acquired for the 2734158 Ontario Inc. retail stores.

Cash From Financing Activities

The Company received proceeds from financing activities in the amount of $1,008,006 (December 31, 2019 - $299,624) during the six months ended December 31, 2020. The financing activities proceeds during the six months ended December 31, 2020 were in relation to the proceeds received from a common share offering that closed on August 17, 2020, and share subscriptions received for a common share offering that closed on February 19, 2021.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the six months ended December 31, 2020, the Company had the following common share transactions:

•

On August 17, 2020, the Company issued 3,024,521 common shares of the Company at a price of $0.32 per share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt; and

•

On July 27, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds in relation to the opening of two cannabis retail stores under the Star Buds trade name.

During the year ended June 30, 2020, the Company had the following common share transactions:

•

On May 25, 2020, the Company issued 6,210,190 common shares of the Company at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt; and

•	On May 8, 2020, the Company issued 6,000,000 common shares of the Company at a price of $0.17 per share in relation to the contingent consideration issued for the asset acquisition of Star Buds.
•	On May 8, 2020, the Company issued 181,250 common shares of the Company at a price of $0.40 per share for the settlement of a portion of Promissory Note E.
•	On April 8, 2020, the Company issued 12,500,000 common shares of the Company at a price of $0.17 per share in relation to the asset acquisition of Star Buds.
•	On January 16, 2020, the Company issued 271,164 common shares of the Company at a price of $1.00 per share as a result of a partial conversion of the Debentures of Series A-1, as disclosed in Note 17.

28

Shares to be issued

As at June 30, 2020, 3,000,000 common shares of the Company at a price of $0.17 per share were to be issued in relation to the contingent consideration issued for the asset acquisition of Star Buds, amounting to $510,000. On July 27, 2020, these shares were issued.

As at December 31, 2020, 9,000,000 common shares of the Company at a price of $0.17 per share were to be issued in relation to the contingent consideration for the asset acquisition of Star Buds, amounting to $1,530,000. These shares were issued on January 6, 2021.

As at December 31, 2020, the value of shares to be issued amounted to $1,530,000 (June 30, 2020 - $510,000).

Contingently issuable shares

As at December 31, 2020, there were no contingently issuable shares of the Company (June 30, 2020 – 12,000,000) in relation to the asset acquisition of Star Buds, at $0.17 per share.

Share subscriptions received

During the three and six months ended December 31, 2020, the Company received a total of $684,835 in share subscriptions for a non-brokered private placement (the “Offering”) that has not yet closed as at the date of these condensed interim consolidated financial statements. The Offering closed on February 19, 2021 and was a non-brokered private placement financing, pursuant to which the Company issued 6,117,718 common shares at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

Warrants

a)

On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018. The warrants were not exercised as of October 31, 2019 and expired.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	nil

29

For the three months ended June 30, 2020, the Company expensed $nil (June 30, 2019 - $nil) of the fair value of the warrants as share based compensation.

b)

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018. On April 30, 2019, the warrants were exercised. The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (September 30, 2019 - $nil) of the fair value of the warrants as share based compensation.

c)

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. On April 30, 2019, the deliverables were not met and the warrants expired.

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (September 30, 2019 - $nil) of the fair value of the warrants as share based compensation.

d)

On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance. The warrants were not exercised as of March 8, 2020 and expired.

The fair value of these issued warrants of $1,336,934 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	nil

30

For the three months ended September30, 2020, the Company expensed $nil (September 30, 2019 - $nil) of the fair value of the warrants as share based compensation.

e)

On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at March 8, 2020, the deliverables were not met and warrants expired.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (September 30, 2019 - $nil) of the fair value of the warrants as share based compensation.

f)

On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at September 14, 2019, the deliverables were not met and warrants expired.

The fair value of these issued warrants of $324,775 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	nil

For the three and six months ended December 31, 2020, the Company expensed $nil (September 30, 2019 - $nil) of the fair value of the warrants as share based compensation.

g)

On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $207,833 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.35
Risk-free interest rate	2.27%
Expected life	2 years
Estimated volatility in the market price of the common shares	126%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $nil (September 30, 2019 – $12,817) of these fair value of the warrants as share based compensation.

h)

On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance.

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	nil

31

For the three and six months ended December 31, 2020 the Company expensed $nil (September 30, 2019 – $10,039) of these fair value of the warrants as share based compensation.

i)

On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	nil

During the year ended June 30, 2020, 750,000 of the 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed $451,976 of the previously recorded share based compensation expense during the year ended September 30, 2020 (September 30, 2019 – expense of $169,489).

j)

On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,251,625 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	4 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	nil

On February 15, 2019, all 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company reversed the previously recorded share based compensation expense during the year ended June 30, 2019. For the year ended December 31, 2020, the Company expensed $nil (December 31, 2019 – $nil) of the fair value of these warrants as share based compensation.

k)

On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $138,853 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.06
Risk-free interest rate	2.14%
Expected life	2 years
Estimated volatility in the market price of the common shares	116%
Dividend yield	nil

32

For the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $nil and $6,171, respectively) of the fair value of these warrants as share based compensation.

l)

On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at a price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance.

The fair value of these issued warrants of $250,793 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.95
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	152%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $6,967 and $38,316) of the fair value of these warrants as share based compensation.

m)

On February 25, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until February 23, 2023 at a price of $0.25 per share. Of these issued warrants, 500,000 vested immediately and the remainder shall vest over time as certain acquisition and duration milestones are met.

The fair value of these issued warrants of $389,390 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $nil (December 31, 2019 – $6,967 and $38,316) of the fair value of these warrants as share based compensation.

n)

On April 1, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 540,000 common shares of the Company exercisable until March 31, 2023 at a price of $0.30 per share. These warrants vest in equal tranches of 30,000 each month from the date of issuance.

The fair value of these issued warrants of $78,427 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.225
Risk-free interest rate	0.53%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	nil

33

For the three and six months ended December 31, 2020 the Company expensed $11,871 and $30,543, respectively, of the fair value of these warrants as share based compensation.

o)

On April 1, 2020 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until March 31, 2023 at a price of $0.30 per share. Of these issued warrants, 250,000 vested immediately while the remaining 750,000 warrants shall vest in three equal tranches of 250,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $145,235 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.225
Risk-free interest rate	0.53%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $30,257 of the fair value of these warrants as share based compensation.

p)

On April 15, 2020, and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until April 14, 2022 at a price of $0.35 per share. Of these issued warrants, 250,000 vested immediately while the remaining 750,000 warrants shall vest in three equal tranches of 250,000 warrants every six months from the date of issuance.

The fair value of these issued warrants of $169,849 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.30
Risk-free interest rate	0.42%
Expected life	2 years
Estimated volatility in the market price of the common shares	118%
Dividend yield	nil

For the three and six months ended December 31, 2020 the Company expensed $21,231 and $60,155, respectively, of the fair value of these warrants as share based compensation.

q)

On February 1, 2019 and in connection with the Promissory Note A, the Company issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share. The fair value of these issued warrants of $4,283 was determined by the residual method as noted in Note 15. For the year ended June 30, 2019, $4,283 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

r)

On March 13, 2019 and in connection with the private placement of Debenture Units of Series A-1, the Company issued warrants for the purchase of 300,000 common shares of the Company exercisable until March 12, 2021 at a price of $1.20 per share. The fair value of these issued warrants of $29,063 was determined by the residual method as noted in Note 17. For the year ended June 30, 2019, $29,063 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

34

s)

On June 19, 2019 and in connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share. The fair value of these issued warrants of $14,367 was determined by the residual method as noted in Note 15. For the year ended June 30, 2019, $14,367 (June 30, 2018 – $nil) of the fair value of the warrants was included in contributed surplus.

t)

On August 14, 2019 and in connection with the private placement of Debenture Units of Series A-2, the Company issued warrants for the purchase of 356,500 common shares of the Company exercisable until August 13, 2020 at a price of $1.20 per share. The fair value of these issued warrants of $33,816 was determined by the residual method as noted in Note 17. For the year ended June 30, 2020, $33,816 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

u)

On December 16, 2019 and in connection with the amendment of Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share. The fair value of these issued warrants of $8,995 was determined by the residual method as noted in Note 15. For the year ended June 30, 2020, $8,995 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

v)

On April 24, 2020 and in connection with the private placement of Debenture Units of Series A-3, the Company issued warrants for the purchase of 2,328,000 common shares of the Company exercisable until April 23, 2022 at a price of $0.30 per share. The fair value of these issued warrants of $415,010 was determined by the relative fair value method as noted in Note 17. For the year ended June 30, 2020, $415,010 (June 30, 2019 – $nil) of the fair value of the warrants was included in contributed surplus.

w)	On December 1, 2020 and in connection with the acquisition of Manitoba Ltd, the Company issued 6,000,000 warrants as described in Note 12.

x)	On December 15, 2020 and in connection with the Second Extension of Promissory Note C, the Company issued $400,000 warrants as described in Note 16.

During the three and six months ended December 31, 2020, the Company expensed $60,528 and $178,126, respectively, in the fair value of warrants as a result of the issuances which have been recorded as share based compensation (December 31, 2019 – $107,279 and $337,144, respectively).

Stock Options

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Jan. 16, 2018(i)	Jan. 15, 2021	1,000,000	1,000,000	$0.40	$377,024
Mar. 9, 2018(ii)	Mar. 8, 2021	750,000	750,000	$1.15	$800,703
Feb. 25, 2020(iii)	Feb. 24, 2023	800,000	800,000	$0.25	$103,838
Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426
May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

35

(i)	The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	Nil

(ii)	The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	Nil

(iii)	The options fully vested on issuance and the fair value of $103,838 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

(iv)	The options fully vested on issuance and the fair value of $369,426 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.19
Risk-free interest rate	0.62%
Expected life	3 years
Estimated volatility in the market price of the common shares	117%
Dividend yield	Nil

(v)	The options fully vested on issuance and the fair value of $396,036 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.405
Risk-free interest rate	0.33%
Expected life	3 years
Estimated volatility in the market price of the common shares	112%
Dividend yield	Nil

During the three and six months ended December 31, 2020, the Company expensed $nil (September 30, 2019 - $nil) of the fair value of the options.

36

Promissory Notes Payable

Promissory Note A – February 1, 2019

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note A”) in the principal amount of $196,425 (US $150,000). The Promissory Note A matured on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these financial statements, the Promissory Note A is in default and remains outstanding. In connection with the Promissory Note A, the Company also issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

The Promissory Note A was determined to be a compound instrument, comprising a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability. The fair value of the liability was determined to be $192,142 (US $146,729). The residual value of $4,283 (US $3,271) was allocated to warrants. The carrying value of the Promissory Note A, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note A, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at December 31, 2020, $94,651 was outstanding under Promissory Note A (June 30, 2020 – $164,342). Interest expense of $1,629 and $4,959, respectively (December 31, 2019 - $4,950 and $9,902, respectively) was recorded for the three and six months ended December 31, 2020.

Promissory Note B – June 12, 2019

On June 12, 2019, the Company issued a secured promissory note (the “Promissory Note B”) in the principal amount of $261,740 (US $200,000). The Promissory Note B matured on March 31, 2020 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note B was secured by the convertible preferred shares investment in NWN (Note 6). Due to the default provisions of Promissory Note B, the pledged Preferred Shares for NWN were called and resulted the loss on the settlement of debt in the amount of $184,540 during the year ended June 30, 2020.

As at December 31, 2020, the value of the Promissory Note B amounted to $nil (June 30, 2020 – $nil). Interest expense in the amount of $nil, was recorded for the year ended December 31, 2020 (December 31, 2019 - $9,900 and $19,803, respectively).

Promissory Note C – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes (the “Promissory Note C”) in the aggregate principal amount of $654,350 (US $500,000). The Promissory Note C matured on December 18, 2019 and bears interest at a rate of 15% per annum, accrued monthly and due at maturity. The Promissory Note C is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly owned subsidiary of the Company and parent to OR Operations. In connection with the Promissory Note C, the Company issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $1.00 per share.

The Promissory Note C was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

37

The fair value of the liability was determined to be $652,675 (US $489,152). The residual value of $14,367 (US $10,848) was allocated to warrants. The carrying value of the Promissory Note C, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On December 16, 2019, the Company extended the maturity date of the Promissory Note C to March 19, 2020 (the “Extension”) in exchange for a one-time fee in the amount $13,142 (US $10,000), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of $0.30 per share.

On the date of the Extension, the fair value of the liability was determined to be $696,151 (US $530,643). The residual value of $8,995 (US $6,857) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On March 16, 2020, the Company extended the maturity date of the Promissory Note C to June 19, 2020 in exchange for a fee in the amount $13,142 (US $10,000), due at maturity. On June 15, 2020, the Company extended the maturity date of the Promissory Note C to December 19, 2020 in exchange for a fee in the amount $40,472 (US $29,750), due at maturity.

On December 15, 2020, the Company extended the maturity date of the Promissory Note C to December 15, 2021 (the “Second Extension”) in exchange for a one-time fee in the amount US $42,200), due at maturity and the issuance of additional warrants for the purchase of 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.32 per share and 200,000 common shares of the Company exercisable until December 31, 2022 at a price of $0.50 per share.

On the date of the Second Extension, the fair value of the liability was determined to be $655,272 (US $515,070). The residual value of $15,823 (US $12,437) was allocated to warrants. The carrying value of Promissory Note C, as a result of the Extension, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note C, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at December 31, 2020, the value of the Promissory Note C amounted to $664,926 (June 30, 2020 - $817,935). Accretion expense of $1,357 (December 31, 2019 - $7,713 and $14,766) and interest expense $39,990 and $83,372 (December 31, 2019 - $27,165 and $51,923) was recorded for the three and six months ended December 31, 2020.

Promissory Note D – October 28, 2019

On October 28, 2019, the Company issued a promissory note (the “Promissory Note D”) in the principal amount of $391,680 (US $300,000). The Promissory Note D matured on December 31, 2019 and bears interest at a rate of 5% per annum, accrued monthly and due at maturity. Subsequent to the issuance, the Promissory Note D was extended until October 31, 2020 for a one-time fee of US $40,000. Interest on the Promissory Note D subsequent to the maturity date bears interest at 15% per annum. The Promissory Note D is secured by a personal guarantee of vendors.

As at December 31, 2020, the value of the Promissory Note D amounted to $274,198 (June 30, 2020 - $332,149). Interest expense of $16,949 and $33,497, respectively, was recorded for the three and six months ended December 31, 2020 (December 31, 2019 – $3,526).

Promissory Note E – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note E-1”) in the principal amount of $527,967 (Note 11). The Promissory Note E-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note E-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

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On May 8, 2020, the Company repaid $90,803 of the principal in cash and issued 181,250 of its common shares to settle $72,500 of the principal outstanding. On June 30, 2020 the Company repaid $20,000 of the principal.

On August 13, 2020 and August 17, 2020, the Company repaid a total of $202,500 of the principal in cash and through the issuance of common shares.

As at December 31, 2020, the value of the Promissory Note E-1 amounted to $133,364 (June 30, 2020 - $259,589). Interest and accretion expense of $2,150 and $5,998, respectively and $3,248 and $58,462, respectively was recorded for the three and six months ended December 31, 2020.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-2”) in the principal amount of $225,000 (Note 11). The Promissory Note E-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note E-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at December 31, 2020, the value of the Promissory Note E-2 amounted to $177,842 (June 30, 2020 - $162,868). Interest of $3,365 and $6,730, respectively and accretion expense of $4,586 and $9,049, respectively was recorded for the three and six months ended December 31, 2020 (December 31, 2019 –

$nil).

On June 8, 2020, the Company issued a promissory note (the “Promissory Note E-3”) in the principal amount of $196,832 (Note 11). The Promissory Note E-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note E-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at December 31, 2020, the value of the Promissory Note E-3 amounted to $157,327 (June 30, 2020 - $144,079). Interest of $2,977 and $5,954, respectively, and accretion expense of $4,057 and $8,005, respectively was recorded for the three and six months ended December 31, 2020 (December 31, 2019 – $nil).

Mortgage Payable

On June 16, 2019, the Company obtained financing through a mortgage (the “Mortgage”) in the amount of $696,117 (US $531,915) against a property that has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Mortgage was due in six months from the date of the agreement at an initial draw of $654,350 (US $500,000), implying interest at a rate of 12.77% per annum. The Mortgage after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Mortgage was secured by a first charge on the Property.

On June 12, 2020, the Company entered into a new mortgage (the “New Mortgage’), in the amount of $815,760 (US $600,000), and paid off the existing Mortgage and accrued interest of $724,894 (USD$531,914). The New Mortgage bears interest at 12%, is secured by a first charge on the Property and matures on December 15, 2020. The transaction cost of $52,045 was deducted from the initial carrying value of the mortgage payable and was recognized into profit and loss over the term of the mortgage payable.

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The mortgage payable outstanding as at December 31, 2020 was $805,685 (June 30, 2020 – $766,531). Total interest expense in relation to the mortgage payable for the year ended December 31, 2020 amounted to $67,216 and $117,011, respectively, (December 31, 2019 – $21,064 and $42,133, respectively).

Convertible Debentures

Convertible Debentures Series A-1 – March 13, 2019

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding fees with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of fees.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 500 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 mature on March 12, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above

$2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. 300,000 Warrants of Series A-1 were issued related to the Debenture Units of Series A-1.

The Debenture Units of Series A-1 are determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $62,498 and $29,063, respectively. The carrying value of the Debentures of Series A-1, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On January 16, 2020, the Company issued 271,164 common shares at $1.00 per share as a result of a partial conversion of the outstanding Debentures of Series A-1 with a face value of principal $250,000 and accrued interest of $21,164. The carrying value of the converted debentures amounting to $249,184 and equity in the amount of $25,855, was transferred to share capital upon conversion.

As at December 31, 2020, the value of the Debentures of Series A-1 amounted to $414,063 (June 30, 2020 – $381,678). Accretion expense of $7,595 and $14,885, respectively (December 31, 2019 - $10,794 and $21,111, respectively) and interest expense of $8,750 and $17,500, respectively (December 31, 2019 - $15,000 and $30,000, respectively) were recorded for the year ended June 30, 2020. Accordingly, the Company recorded deferred tax recovery of $3,335 (year ended June 30, 2020 - $15,316) for the six months ended December 31, 2020.

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Convertible Debentures Series A-2 – August 14, 2019

On August 14, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-2”) of the Company for gross proceeds of $713,000.

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 500 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on August 13, 2021 and bear interest at a rate of 10% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $1.00 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until August 13, 2021 at an exercise price of $1.20 per share. As a result, 356,500 Warrants of Series A-2 were issued related to the Debenture Units of Series A-2.

The Debenture Units of Series A-2 were determined to be a compound instrument, comprising a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $604,195. The residual value of $108,805 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $74,989 and $33,816, respectively. The carrying value of the Debentures of Series A-2, net of the equity components, have been accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

On April 22, 2020, the Debenture Units of Series A-2 were converted into the Convertible Debentures Series A-3 offering. The principal amount of $713,000, the accrued interest of 49,614 and a small loss of $1,614, for total transfer of $761,000 were transferred to Convertible Debentures Series A-3. The total amount of interest and accretion amounted to $49,614 and $33,454, respectively. The Company recorded deferred tax recovery of $28,833 for the year ended June 30, 2020.

Convertible Debentures Series A-3 – April 22, 2020

On April 22, 2020, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-3”) of the Company for gross proceeds of $1,164,000.

Each Debenture Unit of Series A-3 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-3”) and 2,000 common share purchase warrants (the “Warrants of Series A-3”) of the Company. The Debentures of Series A-3 mature on April 21, 2021 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.25 per share. The Company also has the option to force conversion of the Debentures of Series A-3 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-3 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-3 entitles the holder to purchase one common share of the Company until April 21, 2022 at an exercise price of $0.30 per share. As a result, 2,328,000 Warrants of Series A-3 were issued related to the Debenture Units of Series A-3.

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Prior to closing of the Offering, the Company exercised its rights of early repayment in respect of certain of the Convertible Debentures of Series A-2 of the Company issued on August 14, 2019 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-2 directed the Company to retain the funds representing such repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-3. The Company issued an aggregate of 761 Debenture Units to the subscribers of the Debentures of Series A-2.

The Debenture Units of Series A-3 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $1,164,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $748,990 and $415,010, respectively. The interest expense related to the Debenture Units of Series A-3 are added to the equity portion of convertible debt as accrued.

During the three and six months ended December 31, 2020, interest of $43,650 and $87,300, respectively, was recorded in the equity portion of the convertible debt (June 30, 2020 - $32,010).

Key Contractual Obligations

During the year ended June 30, 2020, the Company received a notice of termination letter (the "Termination Letter") from the landlord of a leased property, who subsequently repossessed the premises. The landlord of leased property has notified the Company that to the extent applicable, it intends to seek recovery of damages incurred including without limitation, the costs of recovering the leased property, solicitor fees, arrears and all future rental payments following the notice of termination.

The Company has expensed its rental deposit as a result of the Termination Letter. As of the date of this report, the Company has not received any claims from the landlord as a result of the Termination Letter. Management has not recorded any liability associated with the Termination Letter as it does not expect to receive any claims.

There are no other key contractual obligations as at December 31, 2020.

Off Balance Sheet Arrangements

As at September 30, 2020, the Company did not have any off Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions for the three and six months ended December 31, 2020 and 2019 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are:

During the three and six months ended December 31, 2020, the Company expensed $97,050 and $194,100, respectively, (December 31, 2019 - $222,420 and $460,753, respectively), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at December 31, 2020, the Company had fees payable to officers and directors of the Company of $1,037,992 (June 30, 2020 - $1,278,106).

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Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at December 31, 2020:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at September 30, 2020, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2020, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Critical Accounting Policies

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are described below.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

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Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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The following table lists the Company’s subsidiaries and their functional currencies.

Name of Subsidaries	Place of Incorporation	Proportion of Ownership	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").

If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the compound financial instruments is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

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If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible promissory notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the statement of operation for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Transaction costs are allocated to the debt and equity components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to equity components will be accounted for as a deduction from equity, net of any related income tax benefit; cost allocated to the derivative financial liability component are expensed; and cost allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. Under IFRS 9, such financial assets or financial liabilities are initially recognized at fair value and the subsequent measurement depends on their classification.

Financial assets

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) at fair value through profit or loss (“FVTPL”).

Amortized cost - Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL - Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

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Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company's accounting policy for each category is as follows:

FVTPL - This category comprises derivatives, liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term, and certain financial liabilities that were designated at FVTPL from inception.

Amortized cost - Financial liabilities are recognized initially at fair value net of directly attributable transaction costs. They are subsequently recognized at amortized cost using effective interest method with interest expense recognized on an effective yield basis.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when the Company has a legal right to offset the amounts and it intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

The following table summarizes the classification of the Company’s financial instruments:

IFRS 9 Classification
Financial assets
Cash and cash equivalents	Amortized cost
Promissory note receivable	Amortized cost
Other deposit	Amortized cost
Other investment	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Debenture unit deposits	Amortized cost
Promissory notes payable	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities. On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39. IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

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Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU").

The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

Management is taking an active approach to examining business opportunities in the cannabis industry that could enhance shareholder returns.

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Subsequent Events

On January 6, 2021, the Company issued 9,000,000 common shares to Star Buds.

On February 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,117,718 common shares at a price of $0.32 per share for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

On February 26, 2021, the Company, through its wholly-owned subsidiary, Cordova WA Holdings, LLC, completed the acquisition of Extraction Technologies, LLC (“Extraction Tech”), an arm’s length Washington-based company (the “Washington Acquisition”). The Washington Acquisition includes the purchase of a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers. The Consideration for the Washington Acquisition is three million (3,000,000) common shares of the Company issued on closing and five hundred thousand (500,000) common shares for every US $125,000 in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary post closing and ending on the 15-month anniversary of the closing date (the “Earnout Payment”). The maximum Earnout Payment that can be earned by Extraction Tech is four million (4,000,000) common shares.

Public Securities Filings

Additional information regarding the Company is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.

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